Exhibit 99.1

TELESAT CORPORATION

Quarterly Report

For the Three Month and Six Month Periods Ended June 30, 2026

PART I. FINANCIAL INFORMATION

i

PART I. FINANCIAL INFORMATION

Item 1.       Financial Statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Income (Loss)
For the periods ended June 30

(in thousands of Canadian dollars, except per share amounts)	Notes	Three months		Six months
		2026	2025	2026	2025
Revenue	4	$79,493	$106,106	$166,553	$222,855
Operating expenses	5	(61,728)	(50,556)	(117,064)	(103,598)
Depreciation		(22,064)	(25,914)	(44,194)	(51,823)
Amortization		(8,729)	(11,639)	(17,340)	(22,538)
Other operating gains (losses), net	6	293	(131)	(82,054)	3,819
Operating income		(12,735)	17,866	(94,099)	48,715
Interest expense	7	(50,446)	(53,631)	(100,404)	(110,295)
Gain on repurchase of debt	12	—	6,896	—	6,896
Interest and other income		1,864	6,834	6,013	13,042
Gain (loss) on change in fair value of financial instruments		(471,925)	(13,248)	(487,746)	(46,660)
Gain (loss) on foreign exchange		(19,900)	114,610	(37,206)	117,090
Income (loss) before income taxes		(553,142)	79,327	(713,442)	28,788
Tax (expense) recovery	8	(5,408)	(3,798)	3,943	(4,716)
Net income (loss)		$(558,550)	$75,529	$(709,499)	$24,072

Net income (loss) attributable to:
Telesat Corporation shareholders		$(165,782)	$20,996	$(211,277)	$5,458
Non-controlling interest		(392,768)	54,533	(498,222)	18,614
		$(558,550)	$75,529	$(709,499)	$24,072

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic		$(10.89)	$1.43	$(14.16)	$0.38
Diluted		$(10.89)	$1.38	$(14.16)	$0.36

Total Weighted Average Telesat Corporation Shares Outstanding
Basic	16	15,219,358	14,684,485	14,915,651	14,503,290
Diluted	16	15,219,358	16,562,440	14,915,651	16,328,156

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)
For the periods ended June 30

(in thousands of Canadian dollars)	Three months		Six months
	2026	2025	2026	2025
Net income (loss)	$(558,550)	$75,529	$(709,499)	$24,072
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	75,081	(241,044)	131,373	(239,292)
Total other comprehensive income (loss)	75,081	(241,044)	131,373	(239,292)
Total comprehensive income (loss)	$(483,469)	$(165,515)	$(578,126)	$(215,220)

Total comprehensive income (loss) attributable to:
Telesat Corporation shareholders	$(143,762)	$(47,467)	$(172,705)	$(62,705)
Non-controlling interest	(339,707)	(118,048)	(405,421)	(152,515)
	$(483,469)	$(165,515)	$(578,126)	$(215,220)

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Telesat Corporation shares	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total Telesat Corporation shareholders’ equity	Non- controlling Interest	Total shareholders’ equity
Balance as at January 1, 2025	$59,082	$467,333	$70,955	$112,910	$183,865	$710,280	$1,786,425	$2,496,705
Net income (loss)	—	5,458	—	—	—	5,458	18,614	24,072
Issuance of share capital on settlement of restricted share units, performance share units, and the exercise of stock options	8,654	5,796	(1,098)	2,094	996	15,446	(23,326)	(7,880)
Exchange of Limited Partnership units for Telesat Public Shares	690	8,755	1,130	1,073	2,203	11,648	(11,648)	—
Other comprehensive income (loss), net of tax (expense) recovery of $Nil	—	—	—	(68,163)	(68,163)	(68,163)	(171,129)	(239,292)
Share-based compensation	—	—	1,596	—	1,596	1,596	3,996	5,592
Balance as at June 30, 2025	$68,426	$487,342	$72,583	$47,914	$120,497	$676,265	$1,602,932	$2,279,197

Balance as at July 1, 2025	$68,426	$487,342	$72,583	$47,914	$120,497	$676,265	$1,602,932	$2,279,197
Net income (loss)	—	(160,812)	—	—	—	(160,812)	(393,477)	(554,289)
Issuance of share capital on settlement of restricted share units, deferred share units, performance share units, and the exercise of stock options	1,548	863	33	129	162	2,573	(2,209)	364
Exchange of Limited Partnership units for Telesat Public Shares	23	—	1	—	1	24	(24)	—
Other comprehensive income (loss), net of tax (expense) recovery of $(2,969)	—	3,421	—	8,020	8,020	11,441	28,285	39,726
Share-based compensation, net of tax (expense) recovery of $6,046	—	—	1,329	—	1,329	1,329	3,269	4,598
Balance as at December 31, 2025	$69,997	$330,814	$73,946	$56,063	$130,009	$530,820	$1,238,776	$1,769,596

Balance as at January 1, 2026	$69,997	$330,814	$73,946	$56,063	$130,009	$530,820	$1,238,776	$1,769,596
Net income (loss)	—	(211,277)	—	—	—	(211,277)	(498,222)	(709,499)
Issuance of share capital on settlement of restricted share units, performance share units, and the exercise of stock options	17,185	(710)	(1,285)	961	(324)	16,151	(30,285)	(14,134)
Exchange of Limited Partnership units for Telesat Public Shares	4	108	6	4	10	122	(122)	—
Other comprehensive income (loss), net of tax (expense) recovery of $Nil	—	—	—	38,572	38,572	38,572	92,801	131,373
Share-based compensation	—	—	2,216	—	2,216	2,216	5,271	7,487
Balance as at June 30, 2026	$87,186	$118,935	$74,883	$95,600	$170,483	$376,604	$808,219	$1,184,823

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	June 30, 2026	December 31, 2025
ASSETS
Cash and cash equivalents		$383,241	$509,798
Trade and other receivables		54,529	58,422
Other current financial assets		556	430
Current income tax recoverable		19,425	5,952
Prepaid expenses and other current assets		256,313	257,456
Total current assets		714,064	832,058
Satellites, property and other equipment	4, 9	3,067,722	2,716,708
Deferred tax assets		5,365	4,231
Other long-term financial assets		18,513	18,283
Long-term income tax recoverable		2,815	6,993
Other long-term assets	4	324,562	368,657
Intangible assets	4, 10	428,877	442,278
Goodwill	10	2,198,887	2,214,575
Total assets		$6,760,805	$6,603,783

LIABILITIES
Trade and other payables		$50,176	$57,447
Other current financial liabilities		1,344,570	857,637
Income taxes payable		117	2,772
Other current liabilities		54,656	58,431
Current indebtedness	12	2,742,738	2,341,145
Total current liabilities		4,192,257	3,317,432
Long-term indebtedness	12	1,051,429	1,152,462
Deferred tax liabilities		68,643	91,991
Other long-term financial liabilities		9,533	10,091
Other long-term liabilities		254,120	262,211
Total liabilities		5,575,982	4,834,187

SHAREHOLDERS’ EQUITY
Share capital	13	87,186	69,997
Accumulated earnings		118,935	330,814
Reserves		170,483	130,009
Total Telesat Corporation shareholders’ equity		376,604	530,820
Non-controlling interest	14	808,219	1,238,776
Total shareholders’ equity		1,184,823	1,769,596
Total liabilities and shareholders’ equity		$6,760,805	$6,603,783

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six months ended June 30

(in thousands of Canadian dollars)	Notes	2026	2025
Cash flows (used in) generated from operating activities
Net income (loss)		$(709,499)	$24,072
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation		44,194	51,823
Amortization		17,340	22,538
Tax expense (recovery)		(3,943)	4,716
Interest expense		100,404	110,295
Interest income		(8,330)	(13,295)
(Gain) loss on foreign exchange		37,206	(117,090)
(Gain) loss on change in fair value of financial instruments		487,746	46,660
Share-based compensation		6,939	5,592
(Gain) loss on disposal of assets		(5)	(3,819)
Gain on repurchase of debt		—	(6,896)
Impairment		84,469	—
Deferred revenue amortization		(22,840)	(29,183)
Pension expense		2,251	2,728
Other		3,880	2,387
Income taxes paid, net of income tax received	21	(15,339)	(9,961)
Interest paid, net of interest received	21	(87,118)	(91,158)
Operating assets and liabilities	21	(9,223)	108,847
Net cash (used in) generated from operating activities		(71,868)	108,256

Cash flows (used in) generated from investing activities
Cash payments related to satellite programs		(178,181)	(347,267)
Cash payments related to property and other equipment		(98,704)	(69,945)
Net proceeds from disposal of assets		—	4,500
Investments and other		(1,719)	—
Net cash (used in) generated from investing activities		(278,604)	(412,712)

Cash flows (used in) generated from financing activities
Proceeds from indebtedness	12	230,286	340,000
Repurchase of indebtedness	12, 21	—	(4,501)
Payments of principal on lease liabilities	21	(1,394)	(1,552)
Satellite performance incentive payments	21	(1,808)	(1,204)
Proceeds from exercise of stock options		599	—
Tax withholdings on settlement of restricted and performance share units		(14,733)	(8,325)
Net cash (used in) generated from financing activities		212,950	324,418

Effect of changes in exchange rates on cash and cash equivalents		10,965	(24,640)

Changes in cash and cash equivalents		(126,557)	(4,678)
Cash and cash equivalents, beginning of period		509,798	552,064
Cash and cash equivalents, end of period		$383,241	$547,386

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Corporation was incorporated under the Business Corporations Act (British Columbia) in October 2020 and is headquartered in Ottawa, Canada.

References herein to “Telesat” or the “Company” refer to Telesat Corporation and its subsidiaries.

Telesat is a leading global satellite operator, providing mission-critical communications solutions to support the requirements of sophisticated satellite users throughout the world.

The Company, through its wholly owned indirect subsidiary, Telesat GEO Inc., formerly Telesat Canada (“Telesat GEO”) operates a state-of-the-art fleet consisting of 13 geostationary (“GEO”) satellites and the Canadian payload on Viasat-1, ground infrastructure and highly expert and dedicated staff.

After a decade of development, the Company, through its wholly owned indirect subsidiary, Telesat LEO ULC, formerly Telesat LEO Inc., (“Telesat LEO”) is building a constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed”. Telesat Lightspeed will initially consist of 225 satellites capable of providing a highly advanced, global, enterprise-grade, integrated satellite and terrestrial network optimized to capture the growing demand for broadband connectivity in certain key market verticals around the world. Telesat Lightspeed is expected to be in service in 2028.

The Company began trading on the Nasdaq Global Select Market and the Toronto Stock Exchange on November 19, 2021 under the ticker symbol “TSAT”. Quarterly and annual financial statements, material change statements and other publicly available documents of the Company can be obtained from the U.S. Securities Exchange Commission (“SEC”) at https://www.sec.gov and the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at https://www.sedarplus.ca.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited interim condensed consolidated financial statements of Telesat.

On August 12, 2026, these financial statements were approved by the Audit Committee of the Company’s Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION AND GOING CONCERN

Statement of Compliance

The financial statements represent the interim financial statements of the Company, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

The financial statements should be read in conjunction with the December 31, 2025 consolidated financial statements of the Company. The financial statements use the same basis of presentation and accounting policies and critical accounting judgments and estimates as outlined in Notes 3 and 4 of the consolidated financial statements for the year ended December 31, 2025.

The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the full fiscal year.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

2. BASIS OF PRESENTATION AND GOING CONCERN (cont.)

Telesat GEO Debt Refinancing and Going Concern

These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Assessing the ability of the Company to continue as a going concern requires judgment that includes considering whether conditions or events, including those at any of its subsidiaries, impact the going concern assumption. In conducting this assessment, management identified an adverse event at Telesat GEO relating to significant obligations that will require repayment or refinancing. Consequently, the Company is required to evaluate the impact of this adverse event on its ability to continue as a going concern.

Telesat GEO is a wholly owned subsidiary of the Company. Telesat GEO’s Term Loan B and Senior Notes, as disclosed in Note 12, are scheduled to mature between December 2026 and October 2027, resulting in significant obligations that will require repayment or refinancing. As a result of the refinancing requirement at the end of 2026, approximately $2.7 billion of Telesat GEO’s debt, comprising the Term Loan B, 2026 Senior Secured Notes and 2027 Senior Secured Notes (collectively, the “Telesat GEO Debt”), has been classified as a current liability in these financial statements as at June 30, 2026. The Telesat GEO Debt obligations are guaranteed by certain direct and indirect subsidiaries of Telesat GEO (“Guarantors”) and the obligation for repayment of the credit facilities upon maturity does not extend beyond these Guarantors. Other entities within the Telesat group, other than the Guarantors (“LEO Non-Guarantors”) are primarily focused on the Telesat Lightspeed project. Telesat LEO, a subsidiary of the Company through which the Telesat Lightspeed project is being developed, has a segregated funding source to permit the build out of that project that includes the ability to acquire any necessary intercompany services, such as certain personnel, occupancy, and information systems, currently provided to Telesat LEO by Telesat GEO up to a specified maximum.

As at June 30, 2026, the Company has approximately $383.2 million of cash and cash equivalents of which $160.8 million is held within Telesat GEO. Further, on August 12, 2026, the Company announced one of its subsidiaries closed a US$120 million financing which provides a further source of liquidity (refer to note 24). The Company and Telesat GEO expect to generate sufficient cash flow to meet the requirements of their respective ongoing operations and debt servicing costs for the reasonably foreseeable future, including at least the one-year period following the date of these financial statements. However, the Company’s consolidated cash flows and cash resources alone, which include those of Telesat GEO, are not expected to be sufficient to meet Telesat GEO debt maturity obligations as they come due.

Management’s advisors have had multiple discussions with lenders’ advisors within the last nine months about refinancing the Telesat GEO Debt. At the time of issuing the financial statements, management believes that existing debt obligations will be addressed in a manner that will allow Telesat GEO to continue as a going concern. However, this is dependent on a number of factors outside of the Company’s control. As such, there can be no assurance that this will be completed successfully. This material uncertainty, that relates solely to the upcoming Telesat GEO Debt maturities in December 2026, casts substantial doubt as to Telesat GEO’s ability to meet its debt obligations as they come due. Accordingly, this material uncertainty raises substantial doubt for the Company in these unaudited interim condensed consolidated financial statements.

Should the Company not be able to address or refinance the Telesat GEO Debt prior to maturity, these financial statements may require significant adjustments. Such adjustments would have a material impact on the carrying amount and classification of reported assets, liabilities, revenues or expenses in these financial statements.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to the Company are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

IFRS 18, Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures in Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and giving investors a better basis for analyzing and comparing companies.

IFRS 18 introduces three new sets of requirements:

1)      Improved comparability in the statement of profit or loss (income statement) which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the income statement and provide new defined subtotals, including operating profit.

2)      Enhanced transparency of management-defined performance measures which would require companies to disclose explanations of those company specific measures that are related to the income statement.

3)      More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

The Company is currently evaluating the impact of this new standard.

4. SEGMENT INFORMATION

The Company reports under two operating segments: GEO and LEO. Transactions that do not belong to a particular operating segment, such as certain corporate entities, are reported within “Other”.

The Company’s Chief Operating Decision Maker (“CODM”), is the Company’s Chief Executive Officer, who is provided with information to review the operating results, assess performance of the operations and make capital allocation decisions at the operating segment level comprising GEO and LEO.

Service Revenue

The Company derives revenue from the following services:

Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.

Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.

Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

The segment information regularly reviewed by the CODM and the reconciliation thereof to the net income (loss) as well as the capital expenditures by operating segment are included in the following tables:

Six months ended June 30, 2026	GEO	LEO	Other(3)	Consolidated
Broadcast	$71,604	$—	$—	$71,604
Enterprise	89,709	65	—	89,774
Consulting and other	2,435	2,740	—	5,175
Revenue	163,748	2,805	—	166,553
Operating expenses, net of share-based compensation and non-recurring items(1)	(65,470)	(40,106)	(3,743)	(109,319)
Adjusted EBITDA(1)	$98,278	$(37,301)	$(3,743)	$57,234
Share-based compensation				(6,939)
Non-recurring items(2)				(806)
Depreciation				(44,194)
Amortization				(17,340)
Other operating gains (losses), net				(82,054)
Operating income				(94,099)
Interest expense				(100,404)
Interest and other income				6,013
Gain (loss) on change in fair value of financial instruments				(487,746)
Gain (loss) on foreign exchange				(37,206)
Income (loss) before income taxes				(713,442)
Tax (expense) recovery				3,943
Net income (loss)				$(709,499)
Capital expenditures	$2,183	$296,926	$—	$299,109
Three months ended June 30, 2026	GEO	LEO	Other(3)	Consolidated
Broadcast	$35,894	$—	$—	$35,894
Enterprise	40,873	—	—	40,873
Consulting and other	1,353	1,373	—	2,726
Revenue	78,120	1,373	—	79,493
Operating expenses, net of share-based compensation and non-recurring items(1)	(35,064)	(20,401)	(1,935)	(57,400)
Adjusted EBITDA(1)	$43,056	$(19,028)	$(1,935)	$22,093
Share-based compensation				(3,810)
Non-recurring items(2)				(518)
Depreciation				(22,064)
Amortization				(8,729)
Other operating gains (losses), net				293
Operating income				(12,735)
Interest expense				(50,446)
Interest and other income				1,864

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

Three months ended June 30, 2026	GEO	LEO	Other(3)	Consolidated
Gain (loss) on change in fair value of financial instruments				(471,925)
Gain (loss) on foreign exchange				(19,900)
Income (loss) before income taxes				(553,142)
Tax (expense) recovery				(5,408)
Net income (loss)				$(558,550)
Capital expenditures	$1,537	$144,951	$—	$146,488
Six months ended June 30, 2025	GEO	LEO	Other(3)	Consolidated
Broadcast	$106,282	$—	$—	$106,282
Enterprise	109,433	—	—	109,433
Consulting and other	5,165	1,975	—	7,140
Revenue	220,880	1,975	—	222,855
Operating expenses, net of share-based compensation and non-recurring items(1)	(60,588)	(34,252)	(1,944)	(96,784)
Adjusted EBITDA(1)	$160,292	$(32,277)	$(1,944)	$126,071
Share-based compensation				(5,592)
Non-recurring items(2)				(1,222)
Depreciation				(51,823)
Amortization				(22,538)
Other operating gains (losses), net				3,819
Operating income				48,715
Interest expense				(110,295)
Interest and other income				13,042
Gain on repurchase of debt				6,896
Gain (loss) on change in fair value of financial instruments				(46,660)
Gain (loss) on foreign exchange				117,090
Income (loss) before income taxes				28,788
Tax (expense) recovery				(4,716)
Net income (loss)				$24,072
Capital expenditures	$2,259	$382,511	$—	$384,770
Three months ended June 30, 2025	GEO	LEO	Other(3)	Consolidated
Broadcast	$51,226	$—	$—	$51,226
Enterprise	52,590	—	—	52,590
Consulting and other	1,931	359	—	2,290
Revenue	105,747	359	—	106,106
Operating expenses, net of share-based compensation and non-recurring items(1)	(30,928)	(15,774)	(740)	(47,442)
Adjusted EBITDA(1)	$74,819	$(15,415)	$(740)	$58,664
Share-based compensation				(2,351)
Non-recurring items(2)				(763)
Depreciation				(25,914)

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

Three months ended June 30, 2025	GEO	LEO	Other(3)	Consolidated
Amortization				(11,639)
Other operating gains (losses), net				(131)
Operating income				17,866
Interest expense				(53,631)
Interest and other income				6,834
Gain on repurchase of debt				6,896
Gain (loss) on change in fair value of financial instruments				(13,248)
Gain (loss) on foreign exchange				114,610
Income (loss) before income taxes				79,327
Tax (expense) recovery				(3,798)
Net income (loss)				$75,529
Capital expenditures	$1,851	$204,391	$—	$206,242

____________

(1)      The performance of each segment is evaluated by the CODM based on Adjusted EBITDA. Adjusted EBITDA is defined as operating income (excluding certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used to measure Telesat’s operating performance.

(2)      Non-recurring payments include severance payments and special compensation and benefits.

(3)      Transactions that do not belong to a particular operating segment such as certain corporate entities are reported within “Other”.

Equipment sales

Equipment sales included within the various services were as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
GEO	$151	$204	$3,887	$1,352
LEO	—	—	65	—
Revenue	$151	$204	$3,952	$1,352

All equipment sales were from Enterprise services.

Geographic Information

Revenue by geographic region was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Canada	$39,277	$56,247	$84,309	$114,787
United States	27,138	32,229	55,609	70,808
Latin America & Caribbean	5,560	7,573	11,382	15,123
Europe, Middle East & Africa	5,648	7,091	11,374	14,681
Asia & Australia	1,870	2,966	3,879	7,456
Revenue	$79,493	$106,106	$166,553	$222,855

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

For the three and six months ended June 30, 2026 and 2025, all revenue from the LEO segment was from the United States geographic region.

The satellites and intangible assets have been classified based on ownership. Satellites, property and other equipment, and intangible assets by geographic region were allocated as follows:

As at,	June 30, 2026	December 31, 2025
Canada	$2,819,038	$2,464,818
United Kingdom	226,867	238,478
United States	11,823	12,276
Europe, Middle East & Africa (Excluding UK)	6,850	—
All others	3,144	1,136
Satellites, property and other equipment	$3,067,722	$2,716,708
As at,	June 30, 2026	December 31, 2025
Canada	$416,164	$428,909
Latin America & Caribbean	7,928	7,943
United States	4,785	5,426
Intangible assets	$428,877	$442,278

Other long-term assets by geographic region were allocated as follows:

As at,	June 30, 2026	December 31, 2025
Canada	$298,083	$343,059
United States	26,479	25,598
Other long-term assets	$324,562	$368,657

Goodwill was not allocated to geographic regions.

Major Customers

For the three and six months ended June 30, 2026 and 2025, revenue from two significant customers, each representing more than 10% of consolidated revenue, totaled $38.8 million and $75.7 million, respectively (June 30, 2025 — $52.5 million and $109.2 million).
5. OPERATING EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Other operating expenses(a)	$31,071	$24,659	$53,289	$44,910
Compensation and employee benefits(b)	25,210	21,553	49,698	47,626
Cost of equipment sales(c)	5,282	4,242	12,071	10,353
Cost of third-party satellites(d)	165	102	2,006	709
Operating expenses	$61,728	$50,556	$117,064	$103,598

____________

(a)      Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs. The balance for the three and six months ended June 30, 2026 included $0.7 million and $1.2 million of leases not capitalized due to exemptions and variable lease payments not included in the measurement of the lease liabilities (three and six months ended June 30, 2025 — $0.2 million and $1.0 million).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. OPERATING EXPENSES (cont.)

(b)      Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(c)      Cost of equipment sales included the cost of equipment and other costs directly attributable to fulfilling the Company’s obligations under customer contracts, excluding the cost of third-party satellite capacity.

(d)      Cost of third-party satellites included the cost of third-party satellite capacity acquired to fulfill customer capacity requirements.

6. OTHER OPERATING GAINS (LOSSES), NET

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Insurance proceeds and other	$307	$—	$2,409	$—
Gain (loss) on disposal of assets	(14)	(131)	6	3,819
Impairment	—	—	(84,469)	—
Other operating gains (losses), net	$293	$(131)	$(82,054)	$3,819

Impairment

During the three and six months ended June 30, 2026, an impairment loss of $nil and $84.5 million, respectively was recognized against goodwill related to the aggregated GEO segment (Note 10).

7. INTEREST EXPENSE

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Interest on indebtedness	$65,802	$57,453	$127,270	$113,905
Interest on significant financing component	2,711	3,095	5,495	6,379
Interest on leases	659	589	1,101	1,035
Interest on satellite performance incentive payments	192	237	391	489
Interest on employee benefit plans	(502)	(268)	(1,005)	(533)
Capitalized interest	(18,416)	(7,475)	(32,848)	(10,980)
Interest expense	$50,446	$53,631	$100,404	$110,295

8. INCOME TAXES

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Current tax expense (recovery)	$(1,132)	$12,039	$1,053	$14,471
Deferred tax expense (recovery)	6,540	(8,241)	(4,996)	(9,755)
Tax expense (recovery)	$5,408	$3,798	$(3,943)	$4,716

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

8. INCOME TAXES (cont.)

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Income (loss) before tax	$(553,142)	$79,327	$(713,442)	$28,788
Multiplied by the statutory income tax rates	26.39%	26.39%	26.39%	26.39%
	(145,974)	20,934	(188,277)	7,597
Income tax recorded at rates different from the Canadian tax rate	(929)	(3,508)	(1,267)	(4,695)
Permanent differences	116,856	(8,074)	132,177	3,034
Effect of temporary differences not recognized as deferred tax assets	34,198	(16,307)	53,915	(12,767)
Foreign taxes	25	(669)	25	(134)
Change in estimates related to prior periods	4,977	90	4,977	90
Excess tax benefits on share-based payments recognized directly in equity	545	—	545	—
Foreign exchange	(4,290)	10,918	(6,038)	11,177
Other	—	414	—	414
Tax expense (recovery)	$5,408	$3,798	$(3,943)	$4,716
Effective income tax rate	(0.98)%	4.79%	0.55%	16.38%

9. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the six months ended June 30, 2026, the Company had additions of $299.1 million (six months ended June 30, 2025 — $384.8 million) primarily related to acquisitions associated with the LEO program.

10. GOODWILL AND INTANGIBLE ASSETS

During the three months ended June 30, 2026, the Company assessed the most sensitive assumptions to determine whether or not there were any changes in the key assumptions used in the most recent impairment test as at December 31, 2025. Based on this assessment, for both the GEO segment and LEO segment, the Company determined that no indicators of impairment due to events or changes in circumstances had occurred that would indicate a potential impairment of GEO segment or the related GEO CGUs and of the LEO segment as of June 30, 2026.

During the six months ended June 30, 2026, as a result of analysis performed in the first quarter of 2026 for the GEO segment and related CGUs, the Company identified indicators of impairment, primarily as a result of an increase in the discount rate range from 9.3% – 10.3% used in the December 31, 2025 impairment test to 10.3% – 11.3%, reflecting changes in market-based inputs. Consequently, the Company performed impairment analyses as at March 31, 2026 for the GEO segment and GEO CGUs. As a result of the impairment analysis, for the six months ended June 30, 2026, an impairment loss of $84.5 million was recognized against goodwill relating to the GEO segment.

Sensitivities

For the six months ended June 30, 2026, the GEO segment impairment analysis showed that an increase of 1% in the discount rate would have resulted in an increase to corresponding impairment of $43.7 million.

Actual operating results and the related cash flows of the Company could differ from the estimated operating results and related cash flows used in the impairment analysis, and had different estimates been used, it could have resulted in a different fair value.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

11. LEASE LIABILITIES

The expected undiscounted contractual cash flows of the lease liabilities as at June 30, 2026 were as follows:

Remainder 2026	2027	2028	2029	2030	Thereafter	Total
$2,914	$5,831	$5,689	$5,998	$5,758	$37,959	$64,149

The undiscounted contractual cash flows included $21.3 million of interest payments.

In addition, there were certain leases which were signed but not capitalized as at June 30, 2026. Based upon the assessed lease term, the expected undiscounted cash flows totaled $43.5 million.

12. INDEBTEDNESS

As at,	June 30, 2026	December 31, 2025
Telesat GEO Financing
Term Loan B – U.S. Facility(1) (June 30, 2026 and December 31, 2025 – US$1,320,531)	$1,874,625	$1,812,296
2027 Senior Unsecured Notes(2) (June 30, 2026 and December 31, 2025 – US$213,035)	302,424	292,369
2026 Senior Secured Notes(3) (June 30, 2026 and December 31, 2025 – US$387,047)	549,452	531,183
2027 Senior Secured Notes(4) (June 30, 2026 and December 31, 2025 – US$224,995)	319,403	308,783
Telesat Lightspeed Financing
Government of Canada Telesat Lightspeed Financing(5)	820,976	603,376
Government of Quebec Telesat Lightspeed Financing(5)	153,454	112,780
	4,020,334	3,660,787
Deferred financing costs, prepayment options, warrants and loss on repayment	(226,167)	(167,180)
	3,794,167	3,493,607
Less: current indebtedness	(2,742,738)	(2,341,145)
Long-term indebtedness	$1,051,429	$1,152,462

____________

(1)      On December 6, 2019, Telesat GEO entered into a new amended and restated Credit Agreement with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities (“Senior Secured Credit Facilities”). The Senior Secured Credit Facilities are comprised of two tranches — a revolving credit facility of up to $200.0 million US dollars which matured in December 2024 and Term Loan B — U.S. Facility of US$1,908.5 million maturing in December 2026. During the three and six months ended June 30, 2026 and June 30, 2025, there were no repurchases of debt.

(2)      On October 11, 2019, Telesat GEO issued, through a private placement, US$550 million of 6.5% Senior Unsecured Notes, maturing in October 2027 (“2027 Senior Unsecured Notes”).

During the three and six months ended June 30, 2025, Telesat repurchased 2027 Senior Unsecured Notes, with a principal amount of $11.4 million (US$8.2 million) in exchange for $4.5 million (US$3.3 million). There were no repurchases of debt during the three and six months ended June 30, 2026.

(3)      On April 27, 2021, Telesat GEO issued, through a private placement, US$500 million in aggregate principal amount of 5.625% Senior Secured Notes maturing in December 2026 (“2026 Senior Secured Notes”). During the three and six months ended June 30, 2026 and June 30, 2025, there were no repurchases of debt.

(4)      On December 6, 2019, Telesat GEO issued, through a private placement, US$400 million 4.875% Senior Secured Notes, maturing in June 2027 (“2027 Senior Secured Notes”). During the three and six months ended June 30, 2026 and June 30, 2025, there were no repurchases of debt.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

12. INDEBTEDNESS (cont.)

(5)      On September 13, 2024, as amended on September 12, 2025, Telesat LEO entered into loan agreements with 16342451 Canada Inc., a subsidiary of Canada Development Investment Corporation (“Government of Canada”) and Investissement Quebec (“Government of Quebec”), for senior secured non-revolving delayed draw term loan facilities in the principal amount of $2,140 million and $400 million, respectively (“Telesat Lightspeed Financing”). Two advances were received during the six months ended June 30, 2026, totaling $193.8 million from the Government of Canada and $36.2 million from the Government of Quebec; of which $84.3 million and $15.7 million were received from the Government of Canada and Government of Quebec, respectively, during the three months ended June 30, 2026. The debt balances include $54.4 million of interest that was added to the principal balance of the loan.

Telesat Lightspeed Financing Warrants

During 2024, as consideration for making available the loan facility, Telesat LEO entered into agreements with the lenders that irrevocably grant warrants equivalent to 11.87% of the equity of Telesat LEO on a fully diluted basis (“Telesat Lightspeed Financing Warrants”), which were fair valued upon the completion of the conditions precedent. In connection with a corporate reorganization of Telesat LEO completed in September 2025, the Telesat Lightspeed Financing Warrants became exercisable for 11.87% of the limited partnership units of a Lightspeed LEO Limited Partnership which holds all of the Telesat LEO shares.

The Telesat Lightspeed Financing Warrants are exercisable, in whole or in part, using a cash or cashless exercise feature (at the sole discretion of holder), at any time after the second anniversary of the original date of issuance of the warrants (November 15, 2026) and up to 10 years from the issuance date (November 15, 2034) subject to certain terms and conditions of the warrant agreement. The standard cash exercise of the warrants meets the definition of gross-settled equity instruments; on the other hand, if the cashless exercise is used, the number of units will vary depending on fair market value of the Lightspeed LEO Limited Partnership units at the time of exercise. Consequently, the Telesat Lightspeed Financing Warrants fail to meet fixed-for-fixed criteria for equity classification and have been designated at fair value through profit and loss classified as a Level 3 instrument (Note 19).

Deferred Financing Charges

Deferred financing charges include the debt issue costs associated with the Telesat Lightspeed Financing and the initial value of the Telesat Lightspeed Financing Warrants granted to the Government of Canada and the Government of Quebec. As drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the deferred financing charges will be transferred to debt issue costs against the long-term indebtedness and amortized to interest expense using the effective interest method.

The activity in deferred financing charges for the six months ended June 30, 2026 is as follows:

	Telesat Lightspeed Financing Warrants	Debt issue costs	Total
As at December 31, 2025	$429,100	$26,834	$455,934
Transferred to debt issue costs	(55,182)	(3,450)	(58,632)
Impact of foreign exchange	14,758	922	15,680
As at June 30, 2026	$388,676	$24,306	$412,982

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

13. SHARE CAPITAL

The Class A Common shares together with the Class B Variable Voting shares represent Telesat Corporation’s Public Shares (“Telesat Public Shares”). The Class C Fully Voting shares and Class C Limited Voting shares together represent Class C Shares (“Class C Shares”). The Telesat Public Shares and Class C Shares together represent Telesat Corporation Shares (“Telesat Corporation Shares”).

The number of Telesat Corporation Shares and stated value of the outstanding shares as at June 30, 2026 and December 31, 2025 were as follows:

	June 30, 2026		December 31, 2025
	Number of shares	Stated value	Number of shares	Stated value
Telesat Public Shares	15,106,517	$80,846	14,730,782	$63,657
Class C Shares	112,841	6,340	112,841	6,340
	15,219,358	$87,186	14,843,623	$69,997

The breakdown of the number of shares of Telesat Public Shares, as at June 30, 2026, was as follows:

Telesat Public Shares
Class A Common shares	5,558,919
Class B Variable Voting shares	9,547,598
Total Telesat Public Shares	15,106,517

The number of Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company as at June 30, 2026.

In addition, the Company has one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share (collectively, the “Special Voting Shares”) and one Golden Share outstanding, each with a nominal stated value as at June 30, 2026 and December 31, 2025. The voting rights of the Special Voting Shares and the Golden Share are more fully described in the Company’s Annual Report filed on Form 20-F for the year ended December 31, 2025 that can be obtained on the SEC’s website at https://www.sec.gov and on SEDAR+ at https://www.sedarplus.ca.

During the six months ended June 30, 2026, 406,558 Restricted Share Units (“RSUs”) were settled for 209,387 Telesat Public Shares, on a net settlement basis (six months ended June 30, 2025 — 443,485 RSUs were settled for 223,671 Telesat Public Shares, on a net settlement basis).

During the six months ended June 30, 2026, 462 Deferred Share Units (“DSUs”) were settled for an equal number of Telesat Public Shares. There were no settlements of DSUs in the six months ended June 30, 2025.

During the six months ended June 30, 2026, 224,822 Performance Share Units (“PSUs”) were settled for 113,880 Telesat Public Shares, on a net settlement basis (six months ended June 30, 2025 — 187,349 PSUs were settled for 103,678 Telesat Public Shares, on a net settlement basis).

During the six months ended June 30, 2026, 1,638 Telesat Public Shares were issued in exchange for an equal number of Limited Partnership units (“LP Units”) in Telesat Partnership LP (the “Partnership”) (June 30, 2025 — 252,079 Telesat Public Shares exchanged for an equal number of LP Units).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

13. SHARE CAPITAL (cont.)

During the six months ended June 30, 2026, 50,368 stock options were exercised in exchange for an equal number of Telesat Public Shares. (June 30, 2025 — 22,884 stock options exercised in exchange for an equal number of Telesat Public Shares).

The number and stated value of the outstanding LP Units of the Partnership as at June 30, 2026 and December 31, 2025 were as follows:

	June 30, 2026		December 31, 2025
	Number of shares	Stated value	Number of shares	Stated value
Class B LP Units	18,059,646	$49,424	18,061,284	$49,428
Class C LP Units	18,098,362	38,893	18,098,362	38,893
	36,158,008	$88,317	36,159,646	$88,321

On consolidation into Telesat Corporation, the stated value of the LP Units is included under non-controlling interest.

14. NON-CONTROLLING INTEREST

Non-controlling interests represent equity interests in the Partnership that are not attributable to the Company. As at June 30, 2026, Telesat Corporation held a general partnership interest representing approximately 30% economic interest in the Partnership (December 31, 2025 — approximately 29%). The remaining 70% economic interest represents exchangeable units held by the limited partnership unit holders (December 31, 2025 — 71%).

Net income (loss) attributable to non-controlling interests represents the non-controlling interests’ portion of the Partnership’s net income (loss).

15. SHARE-BASED COMPENSATION PLANS

On November 19, 2021, Telesat Corporation adopted an omnibus long-term incentive plan which was amended and restated as at June 18, 2024 (“Omnibus Plan”). The Omnibus Plan allows for a variety of equity-based awards including stock options, RSUs, DSUs and PSUs. The stock options, RSUs, DSUs and PSUs are collectively referred to as “Award”. Each Award will represent the right to receive Telesat Public Shares or, in the case of PSUs, RSUs or DSUs, Telesat Public Shares or cash, in accordance with the terms of the Omnibus Plan.

Telesat Holdings Inc. (the predecessor entity to Telesat GEO and Telesat Corporation) adopted a management stock incentive plan in April 2013, as amended (the “Historic Plan”).

The changes in number of time vesting stock options outstanding and their weighted average exercise price under the Omnibus Plan and Historic Plan have been summarized below:

	Historic Plan		Omnibus Plan
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, January 1, 2026	49,526	$71.33	699,159	$13.28
Exercised	—	$—	(50,368)	$11.89
Outstanding June 30, 2026	49,526	$71.33	648,791	$13.38

There were no stock options granted under the Historic Plan or Omnibus Plan during the six months ended June 30, 2026 or June 30, 2025. No further stock options will be granted under the Historic Plan.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. SHARE-BASED COMPENSATION PLANS (cont.)

The movement under the Omnibus Plan was as follows:

	RSUs with time criteria	PSUs with time and performance criteria	DSUs
Outstanding, January 1, 2026	707,466	530,056	232,163
Granted	153,418	105,173	15,625
Forfeited	(7,537)	(4,880)	—
Settled	(406,558)	(224,822)	(462)
Outstanding, June 30, 2026	446,789	405,527	247,326

Employee Share Purchase Plan

In 2025, the Company established an Employee Share Purchase Plan (“ESPP”). The ESPP is a cash-settled share-based payment plan, whereby employees of the Company can acquire common shares through regular payroll deductions. Company-matched employee contributions, up to a maximum of five thousand dollars per annum, are subject to a one year holding period. The employee and Company’s contributions are remitted to an independent plan administrator who is responsible for purchasing common shares on the market on behalf of the employee.

The amounts expensed for the three and six months ended June 30, 2026 were $0.2 million and $0.5 million, respectively (three and six months ended June 30, 2025 — $Nil).

16. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net income (loss) for the period attributable to shareholders of each class of shares by the weighted average number of shares outstanding during the period.

Diluted earnings per share is calculated to give effect to equity Awards.

The following table presents reconciliations of the numerators of the basic and diluted per share computations:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net income (loss) attributable to Telesat Corporation Shares	$(165,782)	$20,996	$(211,277)	$5,458
Effect of diluted securities	—	1,860	—	420
Diluted net income (loss) attributable to Telesat Corporation Shares	$(165,782)	$22,856	$(211,277)	$5,878

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. EARNINGS PER SHARE (cont.)

The following table presents reconciliations of the denominators of the basic and diluted per share computations:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Basic total weighted average number of Telesat Corporation Shares outstanding	15,219,358	14,684,485	14,915,651	14,503,290
Effect of diluted securities
Stock options	—	341,237	—	352,789
RSUs	—	774,036	—	775,331
DSUs	—	205,344	—	202,875
PSUs	—	557,338	—	493,871
Diluted total weighted average number of Telesat Corporation Shares outstanding	15,219,358	16,562,440	14,915,651	16,328,156

Effect of diluted securities represents Telesat Public Shares and Class C Shares assumed to be issued for no consideration. The difference between the number of Telesat Public Shares and Class C Shares assumed issued on exercise and the number of Telesat Public Shares and Class C Shares assumed repurchased are treated as an issue of common shares for no consideration.

For the purpose of earnings per share, all of the Telesat Public Shares and Class C Shares have equivalent economic rights.

17. GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million for a period until June 30, 2028 relating to the Telesat Lightspeed constellation.

For the six months ended June 30, 2026, the Company recorded $1.9 million relating to the agreement (six months ended June 30, 2025 — $1.3 million).

Of the amount recorded in the six months ended June 30, 2026, $0.7 million was recorded as a reduction to satellites, property and other equipment and $1.2 million was recorded as a reduction to operating expenses (six months ended June 30, 2025 — no amount was recorded as a reduction to satellites, property and other equipment and $1.3 million was recorded as a reduction to operating expenses).

18. CAPITAL DISCLOSURES

The Company’s financial strategy is designed to maintain compliance with the financial covenants under the Telesat GEO Financing and Telesat Lightspeed Financing (Note 12), and to maximize returns to its shareholders and other stakeholders. The Company meets these objectives through regular monitoring of the financial covenants and operating results on a quarterly basis.

The Company defines its capital as Telesat Corporation’s shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves), non-controlling interest and debt financing (comprising indebtedness and excluding deferred financing costs, prepayment options, warrants and loss on repayment as defined in Note 12).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. CAPITAL DISCLOSURES (cont.)

The Company’s capital was as follows:

As at	June 30, 2026	December 31, 2025
Shareholders’ equity (excluding reserves)	$206,121	$400,811
Non-controlling interest	$808,219	$1,238,776
Debt financing (excluding deferred financing costs, prepayment options, warrants and loss on repayment)	$4,020,334	$3,660,787

The Company’s operating results are tracked against budget on a regular basis, and this analysis is reviewed by senior management.

19. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at June 30, 2026.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at June 30, 2026, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $456.8 million (December 31, 2025 — $586.9 million).

The following table provides breakdown by maturity of financial assets as at June 30, 2026:

	Carrying amount	Contractual cash flows
		Remainder 2026	2027	2028	2029	2030	Thereafter
Cash and cash equivalents	$383,241	$383,241	$—	$—	$—	$—	$—
Trade and other receivables, excluding deferred receivables	49,710	49,710	—	—	—	—	—
Deferred receivables	22,057	3,528	2,582	2,554	2,545	2,536	8,312
Other financial assets	1,831	556	—	—	—	—	1,275
	$456,839	$437,035	$2,582	$2,554	$2,545	$2,536	$9,587

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at June 30, 2026, North American and International customers made up 69%

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

and 31% of the outstanding trade receivable balance, respectively (December 31, 2025 — 67% and 33%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at June 30, 2026 was $14.5 million (December 31, 2025 — $13.8 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high-quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness, cash and short-term investments. As at June 30, 2026, a portion of the indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $3,045.9 million ($2,944.6 million as of December 31, 2025), before netting of deferred financing costs, prepayment options, warrants and loss on repayment.

In addition, there is also an impact as a result of the exchange rate variations to the extent that transactions are denominated in Canadian dollars in entities who have a functional currency other than Canadian dollars with the most significant impact being on the Telesat Lightspeed Financing Warrant derivative liabilities and Telesat Lightspeed Financing indebtedness. As at June 30, 2026, the derivative liabilities and indebtedness had balances of $1,320.2 million and $974.4 million, respectively (December 31, 2025 — $832.4 million and $716.2, respectively), with $388.7 million recorded against deferred charges (December 31, 2025 — $429.1 million).

As at June 30, 2026, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have decreased (increased) net income (loss) by $40.1 million (December 31, 2025 — $70.8 million) and increased (decreased) other comprehensive income (loss) by $103.3 million (December 31, 2025 — $62.0 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

If the interest rates on the variable rate indebtedness change by 0.25%, the result would be an increase or decrease to net income (loss) of $1.7 million and $3.3 million for three and six months ended June 30, 2026 (three and six months ended June 30, 2025 — $1.4 million and $2.6 million), excluding any impact from the capitalization of interest tied to the Telesat Lightspeed Financing.

Liquidity risk

The Company manages liquidity risk through active cash forecasting and by maintaining sufficient cash and cash equivalents.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

The contractual maturities of financial liabilities as at June 30, 2026 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	Remaining 2026	2027	2028	2029	2030	Thereafter
Trade and other payables	$50,176	$50,176	$50,176	$—	$—	$—	$—	$—
Customer and other deposits	1,323	1,323	455	531	176	—	—	161
Satellite performance incentive payments	10,928	12,789	1,708	2,716	2,595	2,595	2,595	580
Derivative liabilities	1,320,155	1,320,155	1,320,155	—	—	—	—	—
Other financial liabilities	2,535	2,535	2,535	—	—	—	—	—
Indebtedness(1)	4,039,484	6,963,301	2,512,860	649,270	215,583	476,293	570,027	2,539,268
	$5,424,601	$8,350,279	$3,887,889	$652,517	$218,354	$478,888	$572,622	$2,540,009

____________

(1)      Indebtedness excludes deferred financing costs, prepayment options, warrants and loss on repayment. The contractual cash flows for Telesat Lightspeed Financing include anticipated future drawings and mandatory repayments against the loan.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$24	$1,885
Indebtedness	$19,150	$1,053,467

The ability of Telesat GEO to meet its financial obligations depends on its capacity to generate sufficient cash flow and access financing on acceptable terms. As of the date of this report, the Term Loan B and 2026 Senior Secured Notes are scheduled to mature in December 2026, which will require significant repayment or refinancing. Refer to Note 2 for further discussion on management’s actions in managing the liquidity risk associated with the term loans and 2026 Senior Secured Notes that become due in December 2026.

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at June 30, 2026	Amortized cost	Fair value through profit or loss	Fair value	Fair value hierarchy
Cash and cash equivalents	$383,241	$—	$383,241	Level 1
Trade and other receivables	54,529	—	54,529	(1)
Other current financial assets	556	—	556	Level 1
Other long-term financial assets	18,513	—	18,513	Level 1
Trade and other payables	(50,176)	—	(50,176)	(1)
Other current financial liabilities	(24,415)	(1,320,155)	(1,345,565)	Level 2, Level 3
Other long-term financial liabilities	(9,533)	—	(8,935)	Level 2
Indebtedness(2)	(4,020,334)	—	(3,521,733)	Level 2
	$(3,647,619)	$(1,320,155)	$(4,469,570)

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

As at December 31, 2025	Amortized cost	Fair value through profit or loss	Fair value	Fair value hierarchy
Cash and cash equivalents	$509,798	$—	$509,798	Level 1
Trade and other receivables	58,422	—	58,422	(1)
Other current financial assets	430	—	430	Level 1
Other long-term financial assets	18,283	—	18,283	Level 1
Trade and other payables	(57,447)	—	(57,447)	(1)
Other current financial liabilities	(25,205)	(832,432)	(857,652)	Level 2, Level 3
Other long-term financial liabilities	(10,091)	—	(10,014)	Level 2
Indebtedness(2)	(3,660,787)	—	(2,845,442)	Level 2
	$(3,166,597)	$(832,432)	$(3,183,622)

____________

(1)      Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

(2)      Indebtedness excludes deferred financing costs, prepayment options, warrants and loss on prepayment.

Assets pledged as security

The Term Loan B, 2027 Senior Secured Notes and 2026 Senior Secured Notes are secured by substantially all of Telesat’s assets excluding the assets relating to the Telesat Lightspeed business.

The Telesat Lightspeed Financing is secured by substantially all the assets relating to the Telesat Lightspeed business.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

The fair value hierarchy is as follows:

Level 1 is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at June 30, 2026, cash and cash equivalents included $15.8 million (December 31, 2025 — $15.5 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at June 30, 2026 and December 31, 2025, the discount rate used was 6.9% and 7.0%, respectively.

The fair value of the indebtedness, excluding the Telesat Lightspeed Financing, was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, prepayment options and loss on repayment. The rate used in the calculation of the fair value of the Telesat Lightspeed Financing is a percentage of face value of the indebtedness. The fair value of the Telesat Lightspeed Financing excludes deferred financing costs and warrants. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used, which are a percentage of face value of the indebtedness, were as follows:

	June 30, 2026	December 31, 2025
Term Loan B – U.S. Facility	89.88%	79.21%
2027 Senior Unsecured Notes	71.95%	46.84%
2027 Senior Secured Notes	86.01%	77.41%
2026 Senior Secured Notes	89.21%	80.16%
Telesat Lightspeed Financing	87.68%	84.92%

Fair value of derivative financial instruments

Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.

The discount rates used to discount cash flows as at June 30, 2026 ranged from 4.06% to 4.17% (December 31, 2025 — 3.74% to 3.97%).

Telesat Lightspeed Financing Warrants were valued based upon an option pricing framework, incorporating an American-style exercise option, which allows for early exercise before expiry. In determining the unobservable inputs, the Company uses observable market inputs such as industry reports, interest rate yield curves, current rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

For the six-months ended June 30, 2026, the value of the Telesat Financing Warrants was as follows:

	Government of Canada	Government of Quebec	Total
As at December 31, 2025	$701,340	$131,092	$832,432
Change in fair value	410,936	76,810	487,746
Impact of foreign exchange	(19)	(4)	(23)
As at June 30, 2026	$1,112,257	$207,898	$1,320,155

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

20. EMPLOYEE BENEFIT PLANS

The expenses included on the condensed consolidated statements of income (loss) were as follows:

Three months ended June 30, 2026	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$896	$73	$969	$157	$—	$157
Interest (income) expense	$(773)	$(19)	$(792)	$280	$10	$290
Three months ended June 30, 2025	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$1,061	$133	$1,194	$168	$—	$168
Interest (income) expense	$(614)	$35	$(579)	$264	$47	$311
Six months ended June 30, 2026	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$1,791	$145	$1,936	$315	$—	$315
Interest (income) expense	$(1,545)	$(39)	$(1,584)	$560	$19	$579
Six months ended June 30, 2025	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$2,122	$271	$2,393	$335	$—	$335
Interest (income) expense	$(1,232)	$71	$(1,161)	$527	$101	$628

No amounts were recorded on the statements of comprehensive income (loss) for the three and six months ended June 30, 2026 or 2025.

The balance sheet obligations, distributed between pension and other post-employment benefits were as follows:

As at June 30, 2026	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Included in other long-term liabilities	$42,618	$(1,418)	$41,200	$22,832	$452	$23,284
Included in other long-term assets	$109,186	$—	$109,186	$—	$—	$—
As at December 31, 2025	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Included in other long-term liabilities	$43,288	$(952)	$42,336	$22,400	$424	$22,824
Included in other long-term assets	$109,812	$—	$109,812	$—	$—	$—

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at June 30,	2026	2025
Cash	$367,449	$532,894
Short-term investments(1)	15,792	14,492
Cash and cash equivalents	$383,241	$547,386

____________

(1)      Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received, was comprised of the following:

Six months ended June 30,	2026	2025
Income taxes paid	$(15,341)	$(10,012)
Income taxes received	2	51
	$(15,339)	$(9,961)

Interest paid, net of interest received, was comprised of the following:

Six months ended June 30,	2026	2025
Interest paid	$(95,686)	$(103,833)
Interest received	8,568	12,675
	$(87,118)	$(91,158)

The reconciliation of the liabilities arising from financing activities were as follows:

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2026	$3,493,607	$12,355	$40,109
Cash inflows	230,286	—	—
Cash outflows	—	(1,808)	(1,394)
Non-cash additions	—	—	6,604
Non-cash transfer	—	—	(29)
Amortization of deferred financing costs, prepayment options, warrants and loss on repayment	5,348	—	—
Interest paid	—	—	(1,027)
Interest accrued	28,257	—	1,101
Non-cash transfer from deferred charges to indebtedness of debt issue costs and warrants	(58,145)	—	—
Impact of foreign exchange	94,814	357	104
Balance as at June 30, 2026	$3,794,167	$10,904	$45,468

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2025	$3,096,615	$15,060	$33,375
Cash inflows	340,000	—	—
Cash outflows	(4,501)	(1,204)	(1,552)
Non-cash additions	—	—	9,112
Amortization of deferred financing costs, prepayment options, warrants and loss on repayment	2,116	—	—
Gain on repurchase of debt	(6,896)	—	—
Interest paid	—	—	(1,035)
Interest accrued	9,493	—	1,035
Non-cash transfer from deferred charges to indebtedness of debt issue costs and warrants	(85,943)	—	—
Impact of foreign exchange	(164,114)	(789)	(401)
Balance as at June 30, 2025	$3,186,770	$13,067	$40,534

The net change in operating assets and liabilities was comprised of the following:

Six months ended June 30,	2026	2025
Trade and other receivables	$4,901	$104,991
Financial assets	410	(5,686)
Other assets	3,827	(8,105)
Trade and other payables	(9,672)	(13,750)
Financial liabilities	(288)	544
Other liabilities	(8,401)	30,853
	$(9,223)	$108,847

Non-cash investing activities were comprised of:

Six months ended June 30,	2026	2025
Satellites, property and other equipment	$35,691	$73,407

22. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at June 30, 2026:

	Remaining 2026	2027	2028	2029	2030	Thereafter	Total
Property leases	$602	$1,203	$1,203	$1,203	$1,203	$11,935	$17,349
Capital commitments	470,107	6,388	—	—	—	—	476,495
Other operating commitments	20,829	16,541	18,118	14,434	12,744	36,594	119,260
	$491,538	$24,132	$19,321	$15,637	$13,947	$48,529	$613,104

Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third-party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2026 to 2051.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

22. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

The Company has entered into contracts for the development of the Telesat Lightspeed constellation and other capital expenditures. To the extent that these contracts are non-cancellable, or the Company incurs an unavoidable obligation to make payments, a liability is recognized in the unaudited interim condensed consolidated financial statements. The total outstanding commitments as at June 30, 2026 were included in capital commitments.

The Company has entered into a service agreement with a supplier that is subject to an alternative payment structure. Based on the contractual terms in effect as at June 30, 2026, the Company has assessed the obligation of $173.9 million (US$ 122.5 million) under the arrangement as an executory contract, as performance obligations under the agreement are not met and the Company does not have an unavoidable present obligation to transfer economic resources as at the reporting date. Accordingly, this obligation is not recognized in the unaudited interim condensed consolidated financial statements.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at June 30, 2026, customer prepayments of $192.1 million (December 31, 2025 — $190.3 million), a portion of which is refundable under certain circumstances, were reflected in other current and long-term liabilities.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat Corporation and Telesat CanHold Corporation have entered into an indemnification agreement with PSP Investments where they will indemnify PSP Investments on a grossed-up basis for PSP Investment’s pro rata share of the costs relating to: (a) certain losses and litigation proceedings related to the Transaction, (b) certain losses with regard to Loral and out-of-pocket expenses of Loral and (c) certain tax matters.

In the case of indemnification for certain tax matters only, there will be a cap of US$50 million (other than with respect to defense costs and grossed-up payments) and all other indemnification obligations will be uncapped.

Legal Proceedings

The Company participates from time to time in legal proceedings arising in the normal course of its business.

Telesat previously received assessments from Brazilian tax authorities alleging that additional taxes are owed on revenue earned for the period 2002 to 2021. The total disputed amount for the period 2002 to 2021, including interest and penalties, is now $125.2 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. The Company has challenged the assessments. The Company believes the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

22. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

In Canada, the tax authorities previously reassessed the Company for $11.6 million relating to its Scientific Research and Experimental Development (SR&ED) claims for the year 2016 and 2017. The Company had challenged the reassessment and paid 50% of the outstanding amounts in order to formally object. In the second quarter of 2026, the Minister of National Revenue rendered a favourable decision and reversed the taxes previously assessed. In June 2026, the Company received a refund of the taxes paid with interest.

In May, 2026, the Canadian tax authorities reassessed the Company for $5.3 million relating to its SR&ED claim for the year 2023. The Company has challenged the reassessments and paid 50% of the outstanding amounts in order to formally object. The Company believes the likelihood of a favorable outcome in this dispute is more likely than not, and as such, no reserve has been established.

Other than the legal proceedings disclosed above and in Note 34 of the Company’s December 31, 2025 consolidated financial statements, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

23. RELATED PARTY TRANSACTIONS

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communications equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Compensation of executives and Board level directors

Compensation of the Company’s executives consists of short-term benefits (including salaries), post-employment benefits and share-based compensation. Compensation of the Company’s Board level directors consists of cash and share-based compensation. The transactions have been entered into with the Company in the normal course of operations.

Transactions with related parties

Related parties included Red Isle Private Investments Inc. and MHR Fund Management LLC. There were no transactions or balances with Red Isle Private Investments Inc. or MHR Fund Management LLC during any of the periods presented.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three and six months ended June 30, 2026 were $0.5 million and $1.1 million (three and six months ended June 30, 2025 — $0.4 million and $1.0 million).

The Company funds certain defined contribution pension plans. Contributions made to the plans for the three and six months ended June 30, 2026 were $0.8 million and $1.5 million (three and six months ended June 30, 2025 — $0.6 million and $1.1 million).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. EVENTS AFTER THE REPORTING PERIOD

On August 12, 2026, a non-guarantor subsidiary of Telesat GEO entered into a secured term loan agreement with an unaffiliated third-party lender on arm’s length terms and borrowed US$120 million, which will be used for general corporate purposes. The loan matures in four years, subject to acceleration and a prepayment premium upon certain customary events, and accrues interest based on SOFR plus an applicable margin and the loan is secured against all assets of the subsidiary and certain assets of Telesat GEO and its other subsidiaries.

On July 31, 2026, the Company signed an agreement with Canada’s Defence Investment Agency (“DIA”) to provide Telesat Lightspeed services supporting secure Military Ka-band (“Mil-Ka”) Arctic connectivity for the Canadian Armed Forces through the Enhanced Satellite Communications Project — Polar (“ESCP-P”) program for 15 years, including two five-year option periods, with service expected to commencing in 2028.

The agreement signed on July 31, 2026 also includes that, under the terms of the ESCP-P program contract, it will in part expand the Telesat Lightspeed constellation from 156 to 225 satellites. The expansion is not expected to impact the global service date of Q1 2028 and will be funded by milestone-based payment received from the Government of Canada starting in Q3 2026.

On July 2, 2026, all assets of the Telesat Canada Pension Plan for Designated Executives were transferred to the Telesat Employee Pension Plan as part of a plan consolidation. Such transfer had no material impact on the Company’s unaudited interim condensed consolidated financial statements.

Item 2.    Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis (the “MD&A”) should be read in conjunction with Telesat Corporation’s unaudited interim condensed consolidated financial statements and the related notes for the three and six month periods ended June 30, 2026.

As used in this MD&A, unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Corporation and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Corporation’s unaudited interim condensed consolidated financial statements included herein. References to Non-Guarantor(s) refers to entities which are not guarantors under the Telesat GEO Inc., formerly known as Telesat Canada (“Telesat GEO”), credit agreement and indentures, which are Telesat Corporation and its subsidiaries excluding Telesat GEO and its Restricted Subsidiaries (as defined under the Telesat GEO Inc. credit Agreement and indentures). References to LEO Non-Guarantor(s) refers to the Non-Guarantors that own all of the assets related to the Telesat Lightspeed business and are developing and will deploy, operate and commercialize, the Telesat Lightspeed constellation. LEO Non-Guarantors include Telesat LEO Holdings ULC, Lightspeed LEO Limited Partnership, Telesat LEO ULC (formerly known as Telesat LEO Inc.) (“Telesat LEO”) and all of Telesat LEO’s subsidiaries.

All figures reported in this MD&A are in Canadian dollars, except where we indicate otherwise, and are referenced as “$” and “dollars”.

This MD&A contains a translation of some Canadian dollar amounts into United States dollars at specified exchange rates solely for your convenience. All references to “US$” and “U.S. dollar” refer to United States dollars.

The financial statements presented herein have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting.

The information contained in this MD&A takes into account information available up to August 12, 2026, unless otherwise noted.

This MD&A makes reference to certain non-IFRS Accounting Standards measures, namely, Adjusted EBITDA, Adjusted EBITDA margin and Consolidated EBITDA. These measures are not recognized measures under IFRS® Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS Accounting Standards. Rather, these non-IFRS Accounting Standards measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS Accounting Standards measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS Accounting Standards measures in the evaluation of issuers. Our management also uses non-IFRS Accounting Standards measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. For a reconciliation of the non-IFRS Accounting Standards measure to the most closely comparable IFRS Accounting Standards measure, see below under the heading “Non-IFRS Accounting Standards Measures”.

FORWARD-LOOKING STATEMENTS

This MD&A contains statements that are not based on historical fact and are “forward-looking statements” and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used in this MD&A, statements which are not historical in nature, or which contain the words “believe,” “expect,” “plan,” “may,” “will,” “would,” “could,” “should,” “anticipate,” “estimate,” “project,” “intend” or “outlook”, or similar expressions, are forward-looking statements. In addition, Telesat or its representatives have made or may make forward-looking statements, or provide forward-looking information, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulatory authorities, and press releases or oral statements made with the approval of an authorized executive officer of Telesat. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements and forward-looking information as a result of known and unknown risks and uncertainties. All statements made in this MD&A are made only as of the date of this MD&A. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. Telesat undertakes no obligation to update the statements made in this MD&A in the event facts or circumstances subsequently change after the date of this MD&A.

These forward-looking statements and this forward-looking information are not guarantees of future performance, are based on Telesat’s current expectations and are subject to a number of risks, uncertainties, assumptions, and other factors, some of which are beyond Telesat’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements and forward-looking information.

Known risks and uncertainties include but are not limited to: risks associated with the estimated timing of the commencement of global commercial service on Telesat Lightspeed, commencement of service under specific contracts, the impact of certain contracts on Telesat’s scale and capacity, the timing of milestone payments under certain contracts, financial factors, including swings in the global financial markets, access to capital to construct our LEO satellite constellation and the ability to refinance Telesat GEO’s debt, the outcome of litigation related to Telesat GEO’s debt and the 62% equity distribution of the Telesat Lightspeed business, volatility of securities values in an industry sector where values may be influenced by economic and other factors beyond Telesat’s control, inflation, rising or prolonged elevated interest rates, fluctuations in foreign exchange rates, and tariffs; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures, impaired satellite performance or dependence on large customers; the ability to deploy successfully an advanced global LEO satellite constellation and the timing of any such deployment; Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation; technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all, the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains; competition, including with other LEO systems, deployed and yet to be deployed; risks associated with domestic and foreign government regulation, including government restrictions and regulations, access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of our Annual Report entitled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Any references to forward-looking statements in this MD&A include forward-looking information within the meaning of applicable Canadian securities laws.

Additional information regarding the Company, including results of operations and variances between the year ended December 31, 2025 and 2024, can be obtained in our Annual Report on Form 20-F for the year ended December 31, 2025 filed on March 17, 2026, on the SEC’s website at https://www.sec.gov and on SEDAR+ at https://www.sedarplus.ca.

HIGHLIGHTS

Telesat LEO ULC signed a contract of up to 15 years, including option periods, to provide Arctic military Mil-Ka communications services to Canadian Armed Forces

Telesat LEO ULC signed a $2.3 billion agreement with Canada’s Defence Investment Agency to deliver Telesat Lightspeed Military Ka-band (“Mil-Ka”) services to the Canadian Armed Forces for the ESCP-P program. The agreement is for a period of 15 years of service, inclusive of two five-year option periods. These two option periods are valued at approximately $200 million each, bringing the total contract value to $2.7 billion. Under the agreement, Telesat will deliver a comprehensive end-to-end solution, including secure Mil-Ka connectivity across Canada’s Arctic region. The agreement builds on the Strategic Partnership Agreement announced in late 2025 with the Defence Investment Agency and MDA Space for the ESCP-P program.

Service under the contract is expected to begin in 2028. The contract includes milestone-based payments totaling $2.0 billion payable starting in Q3 2026 to Q4 2028. The milestone payments will be used in part to fund the expansion of the Telesat Lightspeed constellation from 156 to 225 satellites, increasing capacity by more than 40%. The expansion will not impact our expected global service date.

FCC clearing proceeds

On July 27, 2026 the Company announced it is preparing to execute its Upper C-band transition plan following the U.S. Federal Communications Commission’s (“FCC”) adoption of its Upper C-band Report and Order. The Order establishes the framework for repurposing 160 MHz of Upper C-band spectrum in the contiguous United States for next-generation terrestrial wireless services. As set forth in the FCC’s Order, Telesat is eligible to receive up to US$189 million in incentive payments, contingent upon meeting the specified transition deadlines.

Northwestel Lightspeed service agreement

In April, the Company announced that it signed a multi-year contract for Telesat Lightspeed Low Earth Orbit (“LEO”) satellite services with Northwestel. Northwestel will leverage the advanced LEO network to deliver low latency, sovereign broadband connectivity to communities across Northern Canada.

Dish Satellite Services Corporation extends their contract with Telesat.

In May 2026, Dish Satellite Services Corporation renewed its long-term satellite services agreement with Telesat GEO Inc. through 2034. The renewal extends the longstanding commercial relationship and provides for the continued delivery of direct-to-home video distribution services over Telesat’s Nimiq 5 satellite.

Progress of Telesat Lightspeed constellation development

Telesat continues to make progress on the development of the Telesat Lightspeed constellation. In the first six months of 2026, Telesat held further design reviews with its satellite and dispenser manufacturers, and progressed work on user terminals, software development for network and satellite operation, and ground station deployment. Telesat expects to commence commercial operation around the end of Q1 2028. As of June 30, 2026, we have invested approximately $2.8 billion in the Telesat Lightspeed program.

During the six months ended June 30, 2026, Telesat received a further $230.0 million in advances from the Telesat Lightspeed Financing. As of June 30, 2026, $1.62 billion was still available to draw.

Liquidity and going concern

Telesat GEO’s Term Loan B and Senior Notes are scheduled to mature between December 2026 and October 2027, resulting in substantial obligations at the end of 2026 of approximately $2.3 billion, that will require repayment or refinancing.

Based on current projections, cash flows from operations and assets of the Company are expected to be sufficient to meet the Company’s contractual obligations as they become due prior to the date of debt maturity. However, these cash flows alone are not expected to be sufficient to satisfy the obligations related to the settlement of the debt instruments as they become due in December 2026, June 2027 and October 2027.

Management’s advisors have had multiple discussions with lenders’ advisors within the last nine months about refinancing the Telesat GEO Debt. At the time of issuing the financial statements, management believes that existing debt obligations will be addressed in a manner that will allow Telesat GEO to continue as a going concern. However, this is dependent on a number of factors outside of the Company’s control. As such, there can be no assurance that this will be completed successfully.

This material uncertainty, which relates solely to the upcoming Telesat GEO Financing (see “Liquidity and Capital Resources — Debt”) maturities in December 2026 and June 2027, casts substantial doubt as to Telesat GEO’s ability to meet its obligations as they come due. Accordingly, this material uncertainty raises substantial doubt for the Company in these unaudited interim condensed consolidated financial statements.

Should Telesat GEO not be able to refinance its debt obligations prior to maturity, these financial statements may require significant adjustments. Such adjustments would have a material impact on the carrying amount and classification of reported assets, liabilities, revenues or expenses in these financial statements. For further discussion on management’s activity to manage liquidity risk, refer to “Liquidity and Capital Resources — Liquidity”.

OVERVIEW OF THE BUSINESS

We are a global satellite operator and leader in advanced satellite communication, providing our customers with mission-critical communications services since the start of the satellite communications industry in the 1960s and redefining connectivity through our LEO network. Through a combination of advanced satellites and ground facilities and a highly expert and dedicated staff, our communications solutions support the mission-critical requirements of companies and governments throughout the world. We report under two operating segments, which are GEO and LEO. Transactions that do not belong to a particular operating segment, such as certain corporate entities, are reported within “Other”. Our LEO business segment is expected to be in commercial operation around the end of the first quarter of 2028.

The satellite services business is capital intensive, and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite. Telesat and its affiliates operate their satellites pursuant to authorizations granted by governments, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

The GEO business segment provides satellite services to customers from Telesat GEO Inc.’s fleet of 13 in-orbit geostationary satellites, as well as our Canadian payload on the ViaSat-1 satellite. We also manage the operations of additional satellites for third parties.

Our LEO business segment, which we expect will operate a constellation of 225 satellites, will be one of the world’s most advanced constellations of low earth orbit satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to enhance the provision of global broadband connectivity. The development of the constellation is fully funded through equity, financing agreements secured in September 2024 from the Government of Canada and Government of Quebec, certain vendor financing, and milestone payments that will be received in connection with the 15 year Mil-Ka agreement for the ESCP-P program, signed in July 2026 with Canada’s Defence Investment Agency.

In September 2024, Telesat LEO completed financing agreements with the Government of Canada (“GoC”) and Government of Quebec (“GoQ”) for loans of $2.14 billion and $400 million, respectively, for the Telesat Lightspeed constellation (“Telesat Lightspeed Financing”). See “— Debt — Telesat Lightspeed Financing — Senior Secured Term Loan Facilities”, below.

Revenue

We currently earn most of our revenue by providing video and data services using geostationary satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue from satellite services on a monthly basis as services are performed in an amount that reflects the consideration we expect to receive in exchange for those services. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable.

Consulting revenue for cost plus contracts is recognized as the approved time and labor is completed by Telesat. We recognize consulting revenue for fixed price contracts using the input method to determine the progress towards complete satisfaction of the performance obligation. Equipment sale revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer.

Expenses

Our operating expenses consist of labor and operating expenses which include direct-billed expenses such as third-party contractor services. As we progress our Telesat Lightspeed program, we are significantly increasing the number of employees that will engage in the successful deployment of the constellation. We anticipate that our labor costs will continue to increase, with a significant portion of the labor cost capitalized to the project.

Interest expense is significant and arises principally from our indebtedness, as elaborated in the “Debt” section. Interest expense relating to Telesat Lightspeed Financing are capitalized against the cost of the constellation until the constellation is in service.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

FUTURE OUTLOOK

After decades of developing and successfully operating our GEO satellite services business, we are now poised to enhance the provision of global broadband connectivity by building what we believe will be one of the world’s most advanced constellations of LEO satellites and integrated terrestrial infrastructure, Telesat Lightspeed. Our commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths, our focus is on profitably maximizing the utilization of our existing in-orbit satellites and on deploying and commercializing our Telesat Lightspeed constellation.

RESULTS OF OPERATIONS

Review of financial performance

Telesat Corporation’s net loss for the three months ended June 30, 2026 was $558.6 million compared to net income of $75.5 million for the same period in the prior year. The negative variation of $634.1 million for the three months ended June 30, 2026, was primarily due to a $471.9 million loss due to the increase in fair value of the Telesat Lightspeed Financing Warrants compared to a $13.2 million loss for the same period in the prior year, a decrease in adjusted EBITDA, and a foreign exchange loss, as a weaker Canadian dollar increased the Canadian dollar value of Telesat GEO’s U.S. dollar denominated debt.

Telesat Corporation’s net loss for the six months ended June 30, 2026 was $709.5 million compared to net income of $24.1 million for the same period in the prior year. The negative variation of $733.6 million for the six months ended June 30, 2026, was primarily due to a $487.7 million loss due to the increase in fair value of the Telesat Lightspeed Financing Warrants compared to a $46.7 million loss for the same period in the prior year, the impairment of Telesat GEO goodwill, a decrease in adjusted EBITDA, and a foreign exchange loss, as a weaker Canadian dollar increased the Canadian dollar value of Telesat GEO’s U.S. dollar denominated debt.

Below are the foreign exchange rates used for our unaudited interim condensed consolidated financial statements and this MD&A:

	Q1 2026	Q2 2026	Q2 YTD 2026	December 31, 2025	June 30, 2026
US$ to $ spot rate	—	—	—	1.3724	1.4196
US$ to $ average rates	1.3716	1.3843	1.3779	—	—
	Q1 2025	Q2 2025	Q2 YTD 2025	December 31, 2024	June 30, 2025
US$ to $ spot rate	—	—	—	1.4384	1.3608
US$ to $ average rates	1.4344	1.3838	1.4091	—	—

Revenue

($ millions except percentages)	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
	2026	2025		2026	2025
Broadcast	$35.9	$51.2	(29.9)%	$71.6	$106.3	(32.6)%
Enterprise	40.9	52.6	(22.2)%	89.8	109.4	(17.9)%
Consulting and other	2.7	2.3	17.4%	5.2	7.1	(26.8)%
Revenue	$79.5	$106.1	(25.1)%	$166.6	$222.8	(25.2)%

Total revenue decreased by $26.6 million for the three months ended June 30, 2026, and $56.2 million for the six months ended June 30, 2026, when compared to the same periods in the prior year.

Revenue from Broadcast services decreased by $15.3 million and $34.7 million for the three and six months ended June 30, 2026, respectively, when compared to the same periods in the prior year. These decreases were primarily due to non-renewals of agreements with North American direct-to-home (“DTH”) customers in 2025 and a reduction in contracted capacity of a DTH customer in 2026.

Revenue from Enterprise services decreased by $11.7 million and $19.6 million for the three and six months ended June 30, 2026, respectively, when compared to the same periods in the prior year. The decreases were primarily due to reduction of service to a North American fixed broadband customer and non-renewal of service to a North American Internet service provider which was unable to renew its government broadband funding.

Consulting and other revenue increased by $0.4 million and decreased by $1.9 million for the three and six months ended June 30, 2026, respectively, when compared to the same periods in the prior year. The increase for the three months ended June 30, 2026 was primarily due to higher LEO consulting services provided to the NASA Goddard Space Flight Center. The decrease for the six months ended June 30, 2026 was primarily due to reduced consulting services in our GEO business segment.

Expenses

($ millions except percentages)	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
	2026	2025		2026	2025
Depreciation	$22.1	$25.9	(14.7)%	$44.2	$51.8	(14.7)%
Amortization	8.7	11.6	(25.0)%	17.3	22.5	(23.1)%
Operating expenses	61.7	50.6	21.9%	117.1	103.6	13.0%
Other operating (gains) losses, net	(0.3)	0.1	(400.0)%	82.1	(3.8)	2,260.5%
Expenses	$92.2	$88.2	4.5%	$260.7	$174.1	49.7%

Depreciation

Depreciation of satellites, property and other equipment decreased by $3.8 million and $7.6 million, respectively, for the three and six months ended June 30, 2026, when compared to the same periods in the prior year as a result of impairments recognized on certain of our GEO satellites in the year ended December 31, 2025.

Amortization

Amortization of intangible assets decreased by $2.9 million and $5.2 million for the three and six months ended June 30, 2026, respectively, when compared to the same periods in the prior year as a result of impairments recognized on GEO orbital slots in the year ended December 31, 2025.

Operating Expenses

($ millions except percentages)	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
	2026	2025		2026	2025
Compensation and employee benefits	$25.2	$21.6	16.7%	$49.7	$47.6	4.4%
Other operating expenses	31.1	24.7	25.9%	53.3	44.9	18.7%
Cost of sales	5.4	4.3	25.6%	14.1	11.1	27.0%
Operating expenses	$61.7	$50.6	21.9%	$117.1	$103.6	13.0%

Compensation and employee benefits increased by $3.6 million and $2.1 million for the three and six months ended June 30, 2026, respectively, in comparison to the same periods in the prior year. The increases were due to higher headcount to support the development of the Telesat Lightspeed constellation in our LEO business segment, despite higher level of labor costs capitalized to the development of the Telesat Lightspeed constellation.

Other operating expenses increased by $6.4 million and $8.4 million for the three and six months ended June 30, 2026, respectively, in comparison to the same periods in the prior year. The increases were primarily due to higher costs relating to the development of the Telesat Lightspeed constellation and professional fees associated with the upcoming Telesat GEO Financing maturities, partially offset by a lower bad debt provision.

Cost of sales increased by $1.1 million and $3.0 million for the three and six months ended June 30, 2026, respectively, when compared to the same periods in the prior year. The increases for the three and six months ended June 30, 2026, were primarily due to higher consulting costs tied to higher LEO consulting revenue and equipment sales in our GEO business segment.

Other Operating Gains (Losses), Net

($ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Impairment	$—	$—	$(84.5)	$—
Insurance proceeds and other	0.3	(0.1)	2.4	3.8
Other operating gain (losses), net	$0.3	$(0.1)	$(82.1)	$3.8

Other operating gains (losses), net for the six months ended June 30, 2026, primarily related to the impairment recognized on goodwill related to the GEO segment in the first quarter of 2026.

Interest Expense

($ millions except percentages)	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
	2026	2025		2026	2025
Debt service costs	$65.8	$57.5	14.4%	$127.2	$113.9	11.8%
Interest on significant financing components	2.7	3.1	(12.9)%	5.5	6.4	(14.1)%
Interest on satellite performance incentive payments	0.2	0.2	—	0.4	0.5	(20.0)%
Interest on employee benefit plans, net	(0.5)	(0.3)	66.7%	(1.0)	(0.5)	100.0%
Interest on leases	0.7	0.6	16.7%	1.1	1.0	10.0%
Capitalized interest	(18.4)	(7.5)	145.3%	(32.8)	(11.0)	198.2%
Interest expense	$50.5	$53.6	(5.8)%	$100.4	$110.3	(8.9)%

Interest expense included interest related to our debt, our derivative instruments, significant financing components on certain revenue agreements, satellite performance incentive payments, employee benefit plans, and leases, are net of interest we capitalized relating to the Telesat Lightspeed constellation.

Debt service costs increased by $8.3 million and $13.4 million for the three and six months ended June 30, 2026, respectively, when compared to the same periods in the prior year. The increases in debt service costs were primarily due to interest on the Telesat Lightspeed Financing, partially offset by lower interest rates on the Term Loan B. All debt service costs incurred on the Telesat Lightspeed Financing were capitalized to the Telesat Lightspeed constellation.

Interest expense on significant financing component decreased by $0.4 million and $0.9 million for the three and six months ended June 30, 2026, respectively, when compared to the same periods in the prior year, primarily due to lower average prepayment balances.

Capitalized interest relating to the Telesat Lightspeed constellation increased by $10.9 million and $21.8 million for the three and six months ended June 30, 2026, respectively, when compared to the same periods in the prior year.

Interest and Other Income

($ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Interest and other income	$1.9	$6.8	$6.0	$13.0

Interest and other income decreased by $4.9 million and $7.0 million for the three and six months ended June 30, 2026, respectively, when compared to the same periods in the prior year. The decreases were primarily due to lower interest rates and lower average cash and cash equivalents, and short-term investment balances, compared to the same periods in the prior year.

Foreign Exchange & Derivatives

($ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Gain (loss) on changes in fair value of financial instruments	$(471.9)	$(13.2)	$(487.7)	$(46.7)
Gain (loss) on foreign exchange	$(19.9)	$114.6	$(37.2)	$117.1

The loss on changes in fair value of financial instruments for the three and six months ended June 30, 2026, were $471.9 million and $498.7 million, respectively, compared to loss on changes in fair value of financial instruments of $13.2 million and $46.7 million for the same periods in the prior year. The variations were related to the changes in fair value of the derivative liabilities associated with the warrants issued in conjunction with the Telesat Lightspeed Financing.

The foreign exchange loss for the three and six months ended June 30, 2026, was $19.9 million and $37.2 million, respectively, compared to a foreign exchange gain of $114.6 million and $117.1 million for the three and six months ended June 30, 2025, resulting in an unfavorable change of $134.5 million and $154.3 million, respectively.

The loss on foreign exchange for the three months ended June 30, 2026, was mainly the result of the variation of the U.S. dollar to Canadian dollar spot rate as at June 30, 2026 ($1.4196), compared to the spot rate as at March 31, 2026 ($1.3916) and the resulting impact on the translation of our U.S. dollar and Canadian dollar denominated indebtedness and our Canadian dollar derivative warrant liabilities.

The loss on foreign exchange for the six months ended June 30, 2026, was mainly the result of the variation of the U.S. dollar to Canadian dollar spot rate as at June 30, 2026 ($1.4196), compared to the spot rate as at December 31, 2025 ($1.3724) and the resulting impact on the translation of our U.S. dollar and Canadian dollar denominated indebtedness and our Canadian dollar derivative warrant liabilities.

The gain on foreign exchange for the three months ended June 30, 2025, was mainly the result of the variation of the U.S. dollar to Canadian dollar spot rate as at June 30, 2025 ($1.3608), compared to the spot rate as at March 31, 2025 ($1.4387) and the resulting impact on the translation of our U.S. dollar and Canadian dollar denominated indebtedness and our Canadian dollar derivative warrant liabilities.

The gain on foreign exchange for the six months ended June 30, 2025, was mainly the result of the variation of the U.S. dollar to Canadian dollar spot rate as at June 30, 2025 ($1.3608), compared to the spot rate as at December 31, 2024 ($1.4384) and the resulting impact on the translation of our U.S. dollar and Canadian dollar denominated indebtedness and our Canadian dollar derivative warrant liabilities.

Income Taxes

($ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Current tax expense (recovery)	$(1.1)	$12.0	$1.1	$14.5
Deferred tax expense (recovery)	6.5	(8.2)	(5.0)	(9.8)
Tax expense (recovery)	$5.4	$3.8	$(3.9)	$4.7

The tax expense (recovery) increased by $1.6 million and decreased by 8.6 million for the three and six months ended June 30, 2026, respectively, when compared to the same periods in the prior year. The decrease for the six month period ended June 30, 2026 was due to lower operating income, partially offset by higher non-deductible interest.

Backlog

Our backlog represents future cash inflows from capacity allocation or service delivery contracts. As of June 30, 2026, GEO backlog was $0.9 billion and represents our expected future revenue from existing GEO service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. At June 30, 2026, we have entered into customer agreements to provide service on Telesat Lightspeed that aggregate to $1.1 billion in cash flows.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience an in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement, and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand and short-term investments.

We expect our GEO backlog as at June 30, 2026, to be recognized as follows:

($ millions)	Remaining 2026	2027	2028	2029	2030	Thereafter
Backlog	$147.3	$206.7	$113.5	$93.6	$87.3	$216.6

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at June 30, 2026, we had $383.2 million of cash and short-term investments, of which $159.4 million were held in Telesat GEO and its Guarantors. We also have in aggregate $1.62 billion of Telesat Lightspeed Financing available to draw, subject to certain conditions, to finance the deployment of the Telesat Lightspeed constellation.

Cash Flows (used in) Operating Activities

Cash used in operating activities for the six months ended June 30, 2026 was $71.9 million, a $180.2 million decrease compared to the same period in the prior year. The decrease was primarily due to collection of certain other receivables in the prior year combined with decline in revenue in the current year.

Cash Flows (used in) generated from Investing Activities

Cash used in investing activities for the three months ended June 30, 2026 was $278.6 million, down from $412.7 million for the same period in the prior year. This consisted primarily of capital expenditures associated with the Telesat Lightspeed constellation in both years.

Cash Flows (used in) generated from Financing Activities

Cash generated from financing activities for the six months ended June 30, 2026 was $213.0 million down from $324.4 million for the same period in the prior year. This was primarily due to lower drawings under the Telesat Lightspeed Financing to fund capital expenditures associated with the Telesat Lightspeed constellation.

Government Grant

In 2019, we entered into an agreement with the GoC pursuant to which the GoC would contribute up to $85.0 million to support the development of the Telesat Lightspeed constellation through the GoC Strategic Innovation Fund. In return for the grant, Telesat has made a number of commitments to the GoC, including commitments to conduct over $200.0 million of research and development activities in Canada as well as to expand its Canadian workforce.

The costs that were incurred in connection with this program are summarized below:

($ millions)	Six Months Ended June 30, 2026	Year Ended December 31, 2025
Satellites, property and other equipment	$339.4	$686.2
Operating expenses	40.8	69.3
Total costs incurred	$380.2	$755.5

Total research and development costs for Telesat Lightspeed for the six months ended June 30, 2026, decreased by $28.4 million from $408.6 million to $380.2 million, when compared to the same period in the prior year. The variation was primarily driven by our investment in the Telesat Lightspeed program.

The following claims against the government grant have been made against the costs incurred associated with the program:

($ millions)	Six Months Ended June 30, 2026	Year Ended December 31, 2025
Satellites, property and other equipment	$0.7	$—
Operating expenses	1.2	3.6
Total claims	$1.9	$3.6

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts. We believe cash and short-term investments as at June 30, 2026 and cash flows from operating activities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including required interest on our indebtedness. Similarly, we believe our drawings on our Telesat Lightspeed Financing will be adequate to cover the cost of the operating activities and ongoing development, construction and global service deployment of the Telesat Lightspeed constellation for our LEO business.

The Telesat GEO Term Loan B and Senior Notes are scheduled to mature between December 2026 and October 2027, resulting in significant obligations that will require repayment or refinancing. These maturities will create liquidity pressure if not addressed.

As at June 30, 2026, the Company has approximately $383.2 million of cash and cash equivalents of which $159.4 million is held within Telesat GEO and its Guarantors. Further, on August 12, 2026, the Company announced one of its subsidiaries closed a US$120 million financing which provides a further source of liquidity (refer to note 24). The Company and Telesat GEO expect to generate sufficient cash flow to meet the requirements of their respective ongoing operations and debt servicing costs for the reasonably foreseeable future, including at least the one-year period following the date of the financial statements. However, the Company’s consolidated cash flows and cash resources alone, which includes those of Telesat GEO are not expected to be sufficient to meet Telesat GEO’s debt maturity obligations as they come due.

Management’s advisors have had multiple discussions with lenders’ advisors within the last nine months about refinancing the Telesat GEO Debt. At the time of issuing the financial statements, management believes that existing debt obligations will be addressed in a manner that will allow Telesat GEO to continue as a going concern. However, this is dependent on a number of factors outside of the Company’s control. As such, there can be no assurance that this will be completed successfully. This material uncertainty, that relates solely to the upcoming Telesat GEO Financing maturities in December 2026, casts substantial doubt as to Telesat GEO’s ability to meet its obligations as they come due.

The debt obligations of Telesat GEO are guaranteed by certain direct and indirect subsidiaries of Telesat GEO (“Guarantors”) and the obligation for repayment of the term loan and senior secured notes upon maturity does not extend beyond these Guarantors. Other entities within the Telesat group, other than Guarantors (“LEO Non-Guarantors”) are primarily focused on the Telesat Lightspeed project. The entities responsible for the Telesat Lightspeed project have a segregated funding source to permit the build out of that project that includes the ability to acquire any necessary intercompany services, such as personnel, occupancy, and information systems, currently provided to Telesat LEO by Telesat GEO up to a specified maximum.

We are building our Telesat Lightspeed constellation in Telesat LEO and intend to complete the deployment of, operate and commercialize our Telesat Lightspeed constellation through this entity. Telesat LEO is an indirect, wholly owned subsidiary of Telesat Corporation. Telesat LEO is not a guarantor of the Telesat GEO Financing.

The construction of any satellite replacement or expansion program, including expansion of the Telesat Lightspeed constellation, will require significant capital expenditures and is expected to be fully funded by Telesat Lightspeed Financing, vendor financing, equity investments, including through the issuance of public equity, additional secured or unsecured debt financing, and pre-service payment received in anticipation of future services from government sources. We may also raise additional funding for expansion of the Telesat Lightspeed constellation through the issuance of additional equity of, or debt at, our LEO Non-Guarantors which own, and will operate and commercialize, the Telesat Lightspeed constellation. However, our ability to access these sources of funding is not guaranteed.

Debt

Debt held in Telesat GEO consisted of: a Term Loan B maturing in December 2026; 6.5% senior unsecured notes due in October 2027 (“2027 Senior Unsecured Notes”); 4.875% senior secured notes due in June 2027 (“2027 Senior Secured Notes”); and 5.625% senior secured notes due in December 2026 (“2026 Senior Secured Notes”), collectively known as “Telesat GEO Financing”.

Term Loan B

Telesat GEO’s Term Loan B is a US$1,908.5 million facility maturing in December 2026. As at June 30, 2026, the outstanding balance was US$1,320.5 million.

The Term Loan B bears interest, at Telesat GEO’s option, at either (i) a floating rate based on the base rate, plus an applicable margin of 1.75% or (ii) a floating rate based on SOFR, plus an applicable margin of 2.75% plus a small credit spread adjustment.

The obligations under the credit agreement governing our Term Loan B (the “Credit Agreement”) and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of the Guarantors. The Credit Agreement contains covenants that restrict the ability of Telesat GEO Inc. and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Term Loan B prior to the stated maturity.

Senior Notes

Telesat GEO’s Senior Notes are comprised of the 2026 Senior Secured Notes, the 2027 Senior Secured Notes and the 2027 Senior Unsecured Notes. The 2027 Senior Secured Notes, initially in the amount of US$400.0 million, bear interest at an annual rate of 4.875% and are due in June 2027. As at June 30, 2026, the balance outstanding was US$225.0 million. The 2026 Senior Secured Notes, initially in the amount of US$500.0 million in aggregate bear interest at an annual rate of 5.625% and are due in December 2026. As at June 30, 2026, the balance outstanding was US$387.0 million. Our 2027 Senior Secured Notes and 2026 Senior Secured Notes are secured by substantially all of our assets, excluding the assets relating to the Telesat Lightspeed business, which assets are held by the LEO Non-Guarantors.

The 2027 Senior Unsecured Notes in the original principal amount of US$550.0 million, bear interest at an annual rate of 6.5% and are due in October 2027. As at June 30, 2026, the balance outstanding was US$213.0 million.

The indentures governing the Senior Notes include covenants and terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, and effect mergers with another entity, in each case subject to exceptions provided in such indentures.

Term Loan B, 2026 Senior Secured Notes and 2027 Senior Secured Notes Refinancing

Our Term Loan B and 2026 Senior Secured Notes issued by Telesat GEO are scheduled to mature in December 2026 and our 2027 Senior Secured Notes also issued by Telesat GEO are scheduled to mature in June 2027 resulting in substantial obligations that will require repayment or refinancing. The Company and Telesat GEO’s current projections indicate that cash flows from operations and assets of the Company are expected to be sufficient to meet the Company’s contractual obligations (other than the aforementioned debt maturities) for the reasonably foreseeable future, including at least the one-year period following the date of the financial statements. However, the Company’s consolidated cash flows alone, which includes those of Telesat GEO, are not expected to be sufficient to satisfy the obligations related to the settlement of the debt instruments as they become due in December 2026. For further discussion on management’s activity to manage liquidity & capital resources risk, refer to “Liquidity and Capital Resources — Liquidity”.

Telesat Lightspeed Financing — Senior Secured Term Loan Facilities

To fund Telesat Lightspeed, on September 13, 2024 (as amended on September 12, 2025), Telesat LEO, (a LEO Non-Guarantor and wholly-owned subsidiary of Telesat), entered into the Telesat Lightspeed Financing with the GoC and GoQ for senior secured non-revolving delayed draw term loan facilities in the principal amount of $2,140 million and $400 million, respectively.

The Telesat Lightspeed Financing carries a floating interest rate of 4.75% above the 3-month term CORRA on the outstanding drawn loan amount with a 15-year maturity. All interest accrued on the Telesat Lightspeed Financing until six months after the initial project completion date (a date upon which a certain number of satellites under the LEO project have been launched, with a certain number of satellites made operational and certain other milestones under the agreement being met) shall be added to the principal amount.

Unless accelerated on the event of default as defined in the Telesat Lightspeed Financing, principal repayment of the loan is required on a semi-annual installment basis in 10 years commencing one year after initial project completion date subject to the mandatory repayment of the full amount by the 15th anniversary of the initial draw on the loan. The amount of each semi-annual installment will be calculated as a percentage of the total loan amount as prescribed in the loan agreement.

In addition to the regular repayment, we will also be required to make mandatory prepayment or repayment under certain circumstances including in cases when Telesat LEO has excess cash flow. The Telesat Lightspeed Financing also provides a full or partial prepayment option to Telesat LEO.

The Telesat Lightspeed Financing includes both financial and non-financial covenants with which we must comply.

As consideration for the Telesat Lightspeed Financing, Telesat LEO, before the initial draw on the loan, on November 15, 2024, entered into an agreement with the GoC and the GoQ which irrevocably granted warrants equivalent to 11.87% of common shares in the equity of Telesat LEO on a fully diluted basis (“Telesat Lightspeed Financing Warrants”). The Telesat Lightspeed Financing Warrants are exercisable in whole or in part, at any time after the second anniversary of the date of their original issuance (November 15, 2026) and up to 10 years from the issuance date (November 15, 2034) subject to certain terms and conditions of the warrant agreement based upon an equity valuation of US$3 billion for Telesat LEO. In connection with a corporate reorganization of Telesat LEO completed in September 2025, the Telesat Lightspeed Financing Warrants became exercisable for 11.87% of the limited partnership units of Lightspeed LEO Limited Partnership, a limited partnership which holds all of the Telesat LEO shares.

On initial recognition, the Telesat Lightspeed Financing Warrants were recorded against other current and long-term assets with the derivative recorded against other current and long-term financial liabilities. The initial fair value impact, as at November 15, 2024, of the Telesat Lightspeed Financing Warrants was $604.3 million. As the drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the current and long-term assets are transferred to the debt issue costs against the long-term indebtedness. These balances are amortized to the statement of income (loss) using the effective interest method. The carrying amount against the indebtedness as of June 30, 2026 was $213.2 million.

Debt issue costs of $37.5 million were incurred in connection with the Telesat Lightspeed Financing. These balances are recorded against prepaid expenses and other current assets and long-term assets. As the drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the prepaid expenses and other current assets and long-term assets are transferred to the debt issue costs against the long-term indebtedness. The liability is subsequently amortized using the effective interest method. The carrying amount against the indebtedness as of June 30, 2026 was $13.3 million.

For the derivatives recorded against the current and long-term financial liabilities, the balances are marked to market at each reporting date thereafter in the statement of income (loss) as part of the gain (loss) on changes in fair value of financial instruments.

The Telesat Lightspeed Financing is secured by substantially all of the assets relating to the Telesat Lightspeed business, which assets are held by the LEO Non-Guarantors. As at November 15, 2024, all conditions precedent to drawdown of the loans under the Telesat Lightspeed Financing were met.

As at June 30, 2026, $974.4 million of the Telesat Lightspeed Financing was outstanding of which $821.0 million and $153.5 million was outstanding with the GoC and GoQ, respectively. The balance consists of $920.0 million of draws combined with $54.4 million of interest which was capitalized to the principal on the loan facility. The interest capitalized against the loan facility, for the six months period ended June 30, 2026 were $23.8 million and $4.4 million with GoC and GoQ, respectively, compared to $8.0 million and $1.5 million with GoC and GoQ, respectively, for the six months period ended June 30, 2025.

Covenant Compliance

As of the date hereof, we were in compliance with the financial covenants of our Telesat GEO Financing and the Telesat Lightspeed Financing.

As at June 30, 2026, the Consolidated Total Net Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Term Loan B was 12.82:1.00. The Consolidated Total Secured Net Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Term Loan B, was 11.50:1.00.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, SOFR, CORRA and the applicable margins of our Term Loan B. Our interest expense for the year ending December 31, 2026, is expected to be approximately $180.0 million. Our interest expense for the Telesat Lightspeed Financing is expected to be $73.1 million the year ending December 31, 2026, which is anticipated to be capitalized against the assets under construction. The interest expense excludes the amortization of our deferred financing costs, prepayment options, warrants and loss on repayment.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates. As at June 30, 2026, there were no interest rate or currency derivatives that were outstanding.

We have embedded derivatives, on certain of our Telesat GEO Financing, that are accounted for separately at fair value. These embedded derivatives are related to the prepayment option on our 2027 Senior Unsecured Notes, the prepayment option on our 2027 Senior Secured Notes and the prepayment option on our 2026 Senior Secured Notes. As at June 30, 2026, the fair value of the embedded derivative related to the prepayment option on our 2027 Senior Unsecured Notes, 2027 Senior Secured Notes and 2026 Senior Secured Notes was $Nil.

In addition, we have embedded derivatives associated with the Telesat Lightspeed Financing with the GoC and GoQ. As part of the Telesat Lightspeed Financing, Telesat LEO issued the Telesat Lightspeed Financing Warrants representing 11.87% of its total shares on a fully diluted basis, with standard anti-dilution adjustments. In connection with a corporate reorganization of Telesat LEO completed in September 2025, the Telesat Lightspeed Financing Warrants became exercisable for 11.87% of the limited partnership units of Lightspeed LEO Limited Partnership, a limited partnership which holds all of the Telesat LEO shares.

As at June 30, 2026, the fair value of the embedded derivatives with respect to the Telesat Lightspeed Financing Warrants were $1,320.2 million (December 31, 2025 — $832.4 million). As the warrants could be exercised at any time after November 15, 2026, we presented the derivative liabilities as current. We believe it is highly unlikely that the warrants will be exercised by the GoC and GoQ over the next twelve months as the underlying units of Lightspeed LEO Limited Partnership are illiquid and contain limitations to the unitholder’s ability to further monetize their investment.

The changes in the fair value of these embedded derivatives are recorded on our consolidated statements of income as a gain or loss on changes in fair value of financial instruments and are non-cash.

All derivative instruments are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models or frameworks and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of our derivative instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, primarily U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but we continue to periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars or in cases where transactions are in Canadian dollars where the functional currency is other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated indebtedness and cash and short-term investments combined with the Canadian dollar indebtedness and derivative liabilities held in a subsidiary with other than a Canadian functional currency. In addition, a portion of our revenue and expenses, as well as the majority of our capital expenditures are denominated in U.S. dollars. As a result, the volatility of the U.S. currency, and in certain cases Canadian currency, exposes us to foreign exchange risks.

For the three months period ended June 30, 2026, we recorded a mainly non-cash foreign exchange loss of approximately $24.9 million due to a stronger U.S. to Canadian dollar spot rate ($1.4196) compared to March 31, 2026 ($1.3916).

For the three months period ended June 30, 2025, we recorded a mainly non-cash foreign exchange gain of approximately $114.6 million due to a weaker U.S. to Canadian dollar spot rate ($1.3608) compared to March 31, 2025 ($1.4387).

For the six months period ended June 30, 2026, we recorded a mainly non-cash foreign exchange loss of approximately $42.2 million due to a stronger U.S. to Canadian dollar spot rate ($1.4196) compared to December 31, 2025 ($1.3724).

For the six months period ended June 30, 2025, we recorded a mainly non-cash foreign exchange gain of approximately $117.1 million due to a weaker U.S. to Canadian dollar spot rate ($1.3608) compared to December 31, 2024 ($1.4384).

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

	Three Months Ended June 30, 2026	Six Months Ended June 30, 2026
Revenue	49.0%	48.8%
Operating expenses	48.7%	49.0%
Interest on our indebtedness	72.0%	74.2%
	Three months ended June 30, 2025	Six months ended June 30, 2025
Revenue	45.1%	46.5%
Operating expenses	49.4%	48.1%
Interest on our indebtedness	87.0%	90.4%

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have (decreased) increased our net income (loss) as at June 30, 2026 by $104.0 million and increased (decreased) our other comprehensive income by $48.3 million. This would have also increased (decreased) our indebtedness by $152.3 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $9.1 million, increased (decreased) our net income (loss) by $2.1 million and increased (decreased) our other comprehensive income (loss) by $11.3 million as at and for the six months ended June 30, 2026.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the three and six months ended June 30, 2026, as summarized in the table below:

($ millions)	Three Months Ended June 30, 2026	Six Months Ended June 30, 2026
Revenue	$1.9	$4.0
Operating expenses	$1.5	$2.9
Interest on our indebtedness	$2.4	$4.7

The sensitivity analyses above assume that all other variables remain constant.

Through our Telesat GEO U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective period, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at June 30, 2026.

($ millions, beginning of period)	Q3 2026	2027	2028	2029	2030	Thereafter
Term Loan B	$1,874.6	$—	$—	$—	$—	$—
2027 Senior Unsecured Notes	302.4	302.4	—	—	—	—
2026 Senior Secured Notes	549.5	—	—	—	—	—
2027 Senior Secured Notes	319.4	319.4	—	—	—	—
U.S. dollar denominated debt balances	$3,045.9	$621.8	$—	$—	$—	$—

Through our Telesat LEO Canadian dollar denominated indebtedness, we are exposed to foreign exchange fluctuations, as Telesat LEO has a U.S. dollar functional currency. The following table contains our existing and anticipated drawings on the Canadian dollar denominated indebtedness balances at the beginning of each respective period. The balances are net of our scheduled debt repayments.

($ millions, beginning of period)	Q3 2026	2027	2028	2029	2030	Thereafter
Telesat Lightspeed Financing	$974.3	$1,550.1	$2,765.5	$2,749.4	$2,463.0	$2,062.0

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of the indebtedness which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our indebtedness. Our policy is that we do not use derivative instruments for speculative purposes. In the past, we entered into interest rate swaps to hedge the interest rate risk associated with the variable interest rate on the U.S. denominated Term Loan B. There were no outstanding interest rate swaps as at June 30, 2026.

If the interest rates on our variable rate debt increased (decreased) by 0.25%, the result would be a decrease (increase) of $1.7 million and $3.3 million to our net income (loss), respectively, for three and six months ended June 30, 2026, excluding any impact from interest which would be capitalized against the Telesat Lightspeed constellation.

As at June 30, 2026, through our Term Loan B, our Telesat Lightspeed Financing we are exposed to interest rate fluctuations. The following table contains the balances at the beginning of each respective period, net of our scheduled repayments, and based on the foreign exchange rate as at June 30, 2026.

($ millions, beginning of period)	Q3 2026	2027	2028	2029	2030	Thereafter
Term Loan B	$1,874.6	$—	$—	$—	$—	$—
Telesat Lightspeed Financing(1)	974.3	1,550.1	2,765.5	2,749.4	2,463.0	2,062.0
Debt balances exposed to interest rate fluctuation	$2,848.9	$1,550.1	$2,765.5	$2,749.4	$2,463.0	$2,062.0

____________

(1)      The contractual cash flows for Telesat Lightspeed Financing include anticipated future drawings and mandatory repayments against the loan.

Guarantees

In the normal course of business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases. The nature of almost all of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay counterparties. As a result, we cannot determine how they could affect future liquidity, capital resources or our credit risk profile. We have not made any significant payments under these indemnifications in the past. For more information, see Note 22 of our unaudited interim condensed consolidated financial statements.

NON-IFRS ACCOUNTING STANDARDS MEASURES

Adjusted EBITDA

Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS Accounting Standards measures. EBITDA is defined as “Earnings Before Interest, Taxes, Depreciation and Amortization.” Adjusted EBITDA is used by management to measure our financial performance. Adjusted EBITDA is defined as operating income (excluding certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used by management to measure our operating performance. Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

Adjusted EBITDA and Adjusted EBITDA margin are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Adjusted EBITDA allows investors and us to compare our operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists investors and us to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. We believe that the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

We believe that the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS Accounting Standards financial measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA and Adjusted EBITDA margin as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA and Adjusted EBITDA margin should be used in conjunction with IFRS Accounting Standards financial measures and are not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income (loss) as an indicator of our operating performance.

The following table provides a quantitative reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin, each of which are non-IFRS Accounting Standards measures.

	Three Months Ended June 30,		Six Months Ended June 30,
($ millions)	2026	2025	2026	2025
Net income (loss)	$(558.6)	$75.5	$(709.5)	$24.1
Tax expense (recovery)	5.4	3.8	(3.9)	4.7
(Gain) loss on foreign exchange	19.9	(114.6)	37.2	(117.1)
(Gain) loss on changes in fair value of financial instruments	471.9	13.2	487.7	46.7
Interest and other income	(1.9)	(6.8)	(6.0)	(13.0)
Interest expense	50.5	53.6	100.5	110.3
Gain on repurchase of debt	—	(6.9)	—	(6.9)
Depreciation	22.1	25.9	44.2	51.8
Amortization	8.7	11.6	17.3	22.5
Other operating (gains) losses, net	(0.3)	0.1	82.1	(3.8)
Non-recurring compensation expenses(1)	0.5	0.8	0.8	1.2
Non-cash expense related to share-based compensation	3.8	2.4	6.9	5.6
Adjusted EBITDA	$22.0	$58.6	$57.3	$126.1

Revenue	$79.5	$106.1	$166.6	$222.9
Adjusted EBITDA Margin	27.8%	55.3%	34.4%	56.6%

____________

(1)      Includes severance payments, special compensation and benefits for employees.

Adjusted EBITDA for Telesat for the three and six months ended June 30, 2026, decreased by $36.6 million and $68.8 million, respectively, when compared to the same periods in the prior year. The decreases were primarily due to decreases in revenue.

Consolidated EBITDA for Covenant Purposes

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS Accounting Standards, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS Accounting Standards or (2) cash flows from operating activities determined in accordance with IFRS Accounting Standards. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant and other covenants on our Term Loan B. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenant contained in our Term Loan B could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income (loss), which is an IFRS Accounting Standards measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at https://www.sec.gov and at https://www.sedarplus.ca.

(in $ millions)	Twelve months ended June 30, 2026
Net income (loss)	$(1,263.8)
Impact of unrestricted subsidiaries	305.3
Consolidated income for Covenant Purposes	(958.5)
Plus:
Income taxes (Note 1)	(92.5)
Interest expense (Note 1)	187.6
Depreciation and amortization expense (Note 1)	131.4
Non-cash share-based compensation and pension expense (Note 1)	7.5
Impairment	449.7
Other	12.7
Increased (decreased) by:
Loss on disposal of assets related to amalgamation of unrestricted subsidiaries	378.0
Non-cash (gains) losses resulting from changes in foreign exchange rates (Note 1)	112.9
Consolidated EBITDA for Covenant Purposes	$228.8

____________

Note 1:    Some adjustments for covenant purposes exclude certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

Consolidated Total Secured Net Debt and Consolidated Total Net Debt for Covenant Purposes

Consolidated Total Net Debt for Covenant Purposes and Consolidated Total Secured Net Debt for Covenant Purposes are non-IFRS Accounting Standards measures. We believe that the inclusion of Consolidated Total Net Debt for Covenant Purposes and Consolidated Total Secured Net Debt for Covenant Purposes herein are appropriate to provide additional information concerning the calculation of the financial ratio maintenance and other covenants under our Term Loan B and provides information that is useful to an investor’s understanding of our compliance with these financial covenants.

The following is a reconciliation of our Consolidated Total Net Debt for Covenant Purposes and Consolidated Total Secured Net Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at June 30, 2026	As at December 31, 2025
Telesat GEO Financing:
Term Loan B	$1,874.6	$1,812.3
2027 Senior Unsecured Notes	302.4	292.4
2026 Senior Secured Notes	549.4	531.2
2027 Senior Secured Notes	319.4	308.8
	3,045.8	2,944.6
Adjustments for covenant purposes:
Add: lease liabilities	30.3	29.7
Consolidated Total Debt	3,076.1	2,974.4
Less: Cash and cash equivalents (max. US$100 million)	(142.0)	(137.2)
Consolidated Total Net Debt for Covenant Purposes	$2,934.1	$2,837.2
(in $ millions)	As at June 30, 2026	As at December 31, 2025
Consolidated Total Debt	$3,076.1	$2,974.4
Less: Unsecured debt (2027 Senior Unsecured Notes)	(302.4)	(292.4)
Consolidated Total Secured Debt	2,773.7	2,682.0
Less: Cash and cash equivalents (max. US$100 million)	(142.0)	(137.2)
Consolidated Total Secured Net Debt for Covenant Purposes	$2,632.7	$2,544.8

As at June 30, 2026, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Term Loan B was 12.82:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Term Loan B, was 11.50:1.00.

Unaudited Interim Condensed Consolidating Financial Information

The unaudited interim condensed consolidating financial information reflects the investments, using the equity method of accounting, of Telesat in the Issuers, of the Issuers in their respective Guarantors and Non-Guarantors, and of the Guarantors in their Non-Guarantors. The financial information for the Non-Guarantors is in all material respects the financial information of the LEO Non-Guarantors, except as otherwise noted.

Telesat Corporation includes Telesat Partnership, Telesat CanHold Corporation, Telesat Can ULC, Loral Space & Communications Inc. and Loral Skynet Corporation.

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the three months ended June 30, 2026

(in thousands of dollars)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Revenue	$—	$60,725	$23,919	$1,373	$(6,524)	$79,493
Operating expenses	(1,934)	(37,935)	(7,493)	(20,890)	6,524	(61,728)
Depreciation	—	(2,263)	(18,553)	(1,042)	(206)	(22,064)
Amortization	—	(59)	(7,076)	(83)	(1,511)	(8,729)
Other operating gains (losses), net	—	(16)	—	309	—	293
Operating income (loss)	(1,934)	20,452	(9,203)	(20,333)	(1,717)	(12,735)
Income (loss) from equity investments	(534,035)	(188,348)	(10,847)	—	733,230	—
Interest expense	14	(47,886)	(1,164)	(306)	(1,104)	(50,446)
Interest and other income (expense)	120	19,204	686	1,897	(20,043)	1,864
Gain (loss) on change in fair value of financial instruments	—	—	—	(471,925)	—	(471,925)
Gain (loss) on foreign exchange	169	(59,116)	35	39,012	—	(19,900)
Income (loss) before income taxes	(535,666)	(255,694)	(20,493)	(451,655)	710,366	(553,142)
Tax (expense) recovery	(13)	12,756	(270)	(17,881)	—	(5,408)
Net income (loss)	$(535,679)	$(242,938)	$(20,763)	$(469,536)	$710,366	$(558,550)

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the three months ended June 30, 2026

(in thousands of dollars)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Net income (loss)	$(535,679)	$(242,938)	$(20,763)	$(469,536)	$710,366	$(558,550)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	645	46,606	(1,861)	31,044	(1,353)	75,081
Other comprehensive income (loss) from equity investments	75,245	10,009	744	—	(85,998)	—
Other comprehensive income (loss)	75,890	56,615	(1,117)	31,044	(87,351)	75,081
Total comprehensive income (loss)	$(459,789)	$(186,323)	$(21,880)	$(438,492)	$623,015	$(483,469)

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the six months ended June 30, 2026

(in thousands of dollars)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Revenue	$—	$128,693	$59,008	$2,805	$(23,953)	$166,553
Operating expenses	(4,562)	(81,995)	(14,239)	(40,221)	23,953	(117,064)
Depreciation	—	(4,925)	(38,750)	(2,063)	1,544	(44,194)
Amortization	—	(119)	(14,050)	(164)	(3,007)	(17,340)
Other operating gains (losses), net	—	(82,384)	—	330	—	(82,054)
Operating income (loss)	(4,562)	(40,730)	(8,031)	(39,313)	(1,463)	(94,099)
Income (loss) from equity investments	(681,185)	(193,789)	(11,110)	—	886,084	—
Interest expense	27	(94,557)	(4,352)	(418)	(1,104)	(100,404)
Interest and other income	217	20,554	1,226	4,059	(20,043)	6,013
Gain (loss) on change in fair value of financial instruments	—	—	—	(487,746)	—	(487,746)
Gain (loss) on foreign exchange	299	(98,461)	100	60,856	—	(37,206)
Income (loss) before income taxes	(685,204)	(406,983)	(22,167)	(462,562)	863,474	(713,442)
Tax (expense) recovery	(24)	22,194	(346)	(17,881)	—	3,943
Net income (loss)	$(685,228)	$(384,789)	$(22,513)	$(480,443)	$863,474	$(709,499)

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the six months ended June 30, 2026

(in thousands of dollars)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Net income (loss)	$(685,228)	$(384,789)	$(22,513)	$(480,443)	$863,474	$(709,499)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	1,082	78,109	(2,495)	56,030	(1,353)	131,373
Other comprehensive income (loss) from equity investments	131,629	19,210	1,346	—	(152,185)	—
Other comprehensive income (loss)	132,711	97,319	(1,149)	56,030	(153,538)	131,373
Total comprehensive income (loss)	$(552,517)	$(287,470)	$(23,662)	$(424,413)	$709,936	$(578,126)

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the three months ended June 30, 2025

(in thousands of dollars)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Revenue	$—	$83,094	$50,713	$546	$(28,247)	$106,106
Operating expenses	(722)	(51,208)	(10,660)	(16,213)	28,247	(50,556)
Depreciation	—	(3,210)	(20,598)	(918)	(1,188)	(25,914)
Amortization	—	(62)	(9,655)	(83)	(1,839)	(11,639)
Other operating gains (losses), net	—	(8)	(50)	889	(962)	(131)
Operating income (loss)	(722)	28,606	9,750	(15,779)	(3,989)	17,866
Income (loss) from equity investments	118,405	(66,722)	961	—	(52,644)	—
Interest expense	(43)	(50,355)	(4,641)	(244)	1,652	(53,631)
Gain on repurchase of debt	—	6,896	—	—	—	6,896
Interest and other income	100	41,539	780	4,490	(40,075)	6,834
Gain (loss) on change in fair value of financial instruments	—	—	—	(13,248)	—	(13,248)
Gain (loss) on foreign exchange	(281)	162,748	84	(47,941)	—	114,610
Income (loss) before income taxes	117,459	122,712	6,934	(72,722)	(95,056)	79,327
Tax (expense) recovery	482	(4,307)	123	(96)	—	(3,798)
Net income (loss)	$117,941	$118,405	$7,057	$(72,818)	$(95,056)	$75,529

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the three months ended June 30, 2025

(in thousands of dollars)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Net income (loss)	$117,941	$118,405	$7,057	$(72,818)	$(95,056)	$75,529
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	231	(14,912)	1,538	(118,410)	(109,491)	(241,044)
Other comprehensive income (loss) from equity investments	(131,784)	(116,872)	(33,994)	—	282,650	—
Other comprehensive income (loss)	(131,553)	(131,784)	(32,456)	(118,410)	173,159	(241,044)
Total comprehensive income (loss)	$(13,612)	$(13,379)	$(25,399)	$(191,228)	$78,103	$(165,515)

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the six months ended June 30, 2025

(in thousands of dollars)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Revenue	$—	$175,225	$123,879	$2,280	$(78,529)	$222,855
Operating expenses	(2,391)	(125,113)	(20,250)	(34,373)	78,529	(103,598)
Depreciation	—	(6,474)	(42,346)	(1,576)	(1,427)	(51,823)
Amortization	—	(122)	(18,589)	(168)	(3,659)	(22,538)
Other operating gains (losses), net	—	3,942	(50)	889	(962)	3,819
Operating income (loss)	(2,391)	47,458	42,644	(32,948)	(6,048)	48,715
Income (loss) from equity investments	71,205	(82,558)	1,175	—	10,178	—
Interest expense	(87)	(103,727)	(8,735)	(340)	2,594	(110,295)
Gain on repurchase of debt	—	6,896	—	—	—	6,896
Interest and other income	159	43,855	1,362	8,637	(40,971)	13,042
Gain (loss) on change in fair value of financial instruments	—	—	—	(46,660)	—	(46,660)
Gain (loss) on foreign exchange	(285)	162,524	280	(45,429)	—	117,090
Income (loss) before income taxes	68,601	74,448	36,726	(116,740)	(34,247)	28,788
Tax (expense) recovery	(104)	(3,243)	(1,249)	(120)	—	(4,716)
Net income (loss)	$68,497	$71,205	$35,477	$(116,860)	$(34,247)	$24,072

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the six months ended June 30, 2025

(in thousands of dollars)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Net income (loss)	$68,497	$71,205	$35,477	$(116,860)	$(34,247)	$24,072
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	231	(14,829)	2,502	(118,126)	(109,070)	(239,292)
Other comprehensive income (loss) from equity investments	(130,453)	(115,624)	(33,856)	—	279,933	—
Other comprehensive income (loss)	(130,222)	(130,453)	(31,354)	(118,126)	170,863	(239,292)
Total comprehensive income (loss)	$(61,725)	$(59,248)	$4,123	$(234,986)	$136,616	$(215,220)

Unaudited Interim Condensed Consolidating Balance Sheets
As at June 30, 2026

	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors		Adjustments	Consolidated
Assets
Cash and cash equivalents	$14,306	$122,227	$37,203	$209,505		$—	$383,241
Trade and other receivables	1,140	22,355	6,539	24,495		—	54,529
Other current financial assets	—	267	212	118		(41)	556
Intercompany receivables	24,551	236,246	76,669	137		(337,603)	—
Current income tax recoverable	5,264	11,344	2,505	124		188	19,425
Prepaid expenses and other current assets	900	7,605	2,323	245,440		45	256,313
Total current assets	46,161	400,044	125,451	479,819		(337,411)	714,064
Satellites, property and other equipment	—	68,489	285,413	2,712,698		1,122	3,067,722
Deferred tax assets	—	—	15,016	—		(9,651)	5,365
Other long-term financial assets	—	40,462	3,691	90		(25,730)	18,513
Long-term income tax recoverable	—	2,815	—	—		—	2,815
Other long-term assets	27,684	109,416	—	188,668		(1,206)	324,562
Intangible assets	—	1,223	303,209	156,898		(32,453)	428,877
Investment in affiliates	(882,134)	860,179	(80,901)	—		102,856	—
Goodwill	—	202,693	—	—		1,996,194	2,198,887
Total assets	$(808,289)	$1,685,321	$651,879	$3,538,173		$1,693,721	$6,760,805

Liabilities
Trade and other payables	$237	$14,155	$5,367	$30,417		$—	$50,176
Other current financial liabilities	—	21,613	2,671	1,320,327		(41)	1,344,570
Intercompany payables	3,656	93,342	237,461	3,144		(337,603)	—
Income taxes payable	—	—	—	614		(497)	117
Other current liabilities	—	35,198	16,922	2,491		45	54,656
Current indebtedness	—	2,742,738	—	—		—	2,742,738
Total current liabilities	3,893	2,907,046	262,421	1,356,993		(338,096)	4,192,257
Long-term indebtedness	—	303,525	—	747,904		—	1,051,429
Deferred tax liabilities	—	49,099	—	27,379		(7,835)	68,643
Other long-term financial liabilities	206	16	35,041	—		(25,730)	9,533
Other long-term liabilities	—	105,544	135,412	14,370		(1,206)	254,120
Total liabilities	4,099	3,365,230	432,874	2,146,646		(372,867)	5,575,982
Total shareholders’ equity	(812,388)	(1,679,909)	219,005	1,391,527	(1)	2,066,588	1,184,823
Total liabilities and shareholders’ equity	$(808,289)	$1,685,321	$651,879	$3,538,173		$1,693,721	$6,760,805

____________

(1)      Includes $927.9 million of shareholders’ equity in Non-Guarantors not related to LEO.

Unaudited Interim Condensed Consolidating Balance Sheets
As at December 31, 2025

	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors		Adjustments	Consolidated
Assets
Cash and cash equivalents	$11,756	$166,211	$38,948	$292,883		$—	$509,798
Trade and other receivables	1,136	28,383	7,282	21,621		—	58,422
Other current financial assets	—	2,274	187	35		(2,066)	430
Intercompany receivables	11,240	228,848	71,194	188		(311,470)	—
Current income tax recoverable	5,114	—	1,622	128		(912)	5,952
Prepaid expenses and other current assets	3,034	5,801	1,776	246,799		46	257,456
Total current assets	32,280	431,517	121,009	561,654		(314,402)	832,058
Satellites, property and other equipment	—	70,373	314,349	2,330,533		1,453	2,716,708
Deferred tax assets	—	—	13,561	—		(9,330)	4,231
Other long-term financial assets	—	39,120	3,950	87		(24,874)	18,283
Long-term income tax recoverable	—	6,993	—	—		—	6,993
Other long-term assets	26,356	110,122	—	232,937		(758)	368,657
Intangible assets	—	1,342	316,315	151,844		(27,223)	442,278
Investment in affiliates	(287,590)	1,037,827	(71,057)	—		(679,180)	—
Goodwill	—	218,381	—	—		1,996,194	2,214,575
Total assets	$(228,954)	$1,915,675	$698,127	$3,277,055		$941,880	$6,603,783

Liabilities
Trade and other payables	$275	$18,868	$6,193	$32,111		$—	$57,447
Other current financial liabilities	—	21,564	5,707	832,432		(2,066)	857,637
Intercompany payables	2,535	73,895	231,413	3,626		(311,469)	—
Income taxes payable	—	3,757	—	589		(1,574)	2,772
Other current liabilities	118	35,202	16,589	6,476		46	58,431
Current indebtedness	—	2,341,145	—	—		—	2,341,145
Total current liabilities	2,928	2,494,431	259,902	875,234		(315,063)	3,317,432
Long-term indebtedness	—	603,213	—	549,249		—	1,152,462
Deferred tax liabilities	—	72,446	—	26,467		(6,922)	91,991
Other long-term financial liabilities	199	16	34,751	—		(24,875)	10,091
Other long-term liabilities	—	116,526	136,845	9,598		(758)	262,211
Total liabilities	3,127	3,286,632	431,498	1,460,548		(347,618)	4,834,187
Total shareholders’ equity	(232,081)	(1,370,957)	266,629	1,816,507	(1)	1,289,498	1,769,596
Total liabilities and shareholders’ equity	$(228,954)	$1,915,675	$698,127	$3,277,055		$941,880	$6,603,783

____________

(1)      Includes $928.0 million in Non-Guarantors not related to LEO.

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the six months ended June 30, 2026

(in thousands of dollars)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Cash flows (used in) generated from operating activities
Net income (loss)	$(685,228)	$(384,789)	$(22,513)	$(480,443)	$863,474	$(709,499)
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	4,925	38,750	2,063	(1,544)	44,194
Amortization	—	119	14,050	164	3,007	17,340
Tax expense (recovery)	24	(22,194)	346	17,881	—	(3,943)
Interest expense	(27)	94,557	4,352	418	1,104	100,404
Interest income	(216)	(1,464)	(1,487)	(4,059)	(1,104)	(8,330)
(Gain) loss on changes in fair value of financial instruments	—	—	—	487,746	—	487,746
(Gain) loss on foreign exchange	(299)	98,461	(100)	(60,856)	—	37,206
Share-based compensation	815	5,774	616	(266)	—	6,939
(Income) loss from equity investments	681,185	193,789	11,110	—	(886,084)	—
(Gain) loss on disposal of assets	—	15	—	(20)	—	(5)
Impairment	—	84,469	—	—	—	84,469
Deferred revenue amortization	—	(10,534)	(12,306)	—	—	(22,840)
Pension expense	145	1,303	—	803	—	2,251
Other	—	2,580	334	966	—	3,880
Income taxes paid, net of income taxes received	—	(13,454)	(1,842)	(43)	—	(15,339)
Interest paid, net of interest received	212	(93,008)	1,848	3,830	—	(87,118)
Operating assets and liabilities	5,566	7,646	(13,781)	(8,645)	(9)	(9,223)
Net cash (used in) generated from operating activities	2,177	(31,805)	19,377	(40,461)	(21,156)	(71,868)
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	—	—	—	(178,181)	—	(178,181)
Cash payments related to property and other equipment	—	(1,216)	(109)	(97,379)	—	(98,704)
Investments and other	—	—	—	(1,719)	—	(1,719)
Net cash (used in) generated from investing activities	—	(1,216)	(109)	(277,279)	—	(278,604)

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the six months ended June 30, 2026 — (Continued)

(in thousands of dollars)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Cash flows (used in) generated from financing activities
Proceeds from indebtedness	—	—	—	230,286	—	230,286
Payments of principal on lease liabilities	—	(782)	(274)	(338)	—	(1,394)
Satellite performance incentive payments	—	—	(1,808)	—	—	(1,808)
Proceeds from exercise of stock option	—	599	—	—	—	599
Dividends paid	—	—	(21,156)	—	21,156	—
Tax withholdings on settlement of restricted and performance share units	—	(13,376)	(641)	(716)	—	(14,733)
Net cash (used in) generated from financing activities	—	(13,559)	(23,879)	229,232	21,156	212,950
Effect of changes in exchange rate on cash and cash equivalent	373	2,596	2,866	5,130	—	10,965
Changes in cash and cash equivalents	2,550	(43,984)	(1,745)	(83,378)	—	(126,557)
Cash and cash equivalents, beginning of period	11,756	166,211	38,948	292,883	—	509,798
Cash and cash equivalents, end of period	$14,306	$122,227	$37,203	$209,505	$—	$383,241

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the six months ended June 30, 2025

(in thousands of dollars)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Cash flows (used in) generated from operating activities
Net income (loss)	$68,497	$71,205	$35,477	$(116,860)	$(34,247)	$24,072
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	6,474	42,346	1,576	1,427	51,823
Amortization	—	122	18,589	168	3,659	22,538
Tax expense (recovery)	104	3,243	1,249	120	—	4,716
Interest expense	87	103,727	8,735	340	(2,594)	110,295
Interest income	(91)	(5,593)	(1,498)	(8,707)	2,594	(13,295)
(Gain) loss on changes in fair value of financial instruments	—	—	—	46,660	—	46,660
(Gain) loss on foreign exchange	285	(162,524)	(280)	45,429	—	(117,090)
Share-based compensation	447	4,769	586	(210)	—	5,592
(Income) loss from equity investments	(71,205)	82,558	(1,175)	—	(10,178)	—
(Gain) loss on disposal of assets	—	(3,942)	50	(889)	962	(3,819)
Gain on repurchase of debt	—	(6,896)	—	—	—	(6,896)
Deferred revenue amortization	—	(7,471)	(21,712)	—	—	(29,183)
Pension expense	271	1,485	—	972	—	2,728
Other	—	428	1,959	—	—	2,387
Income taxes paid, net of income taxes received	(7,585)	(117)	(1,338)	(921)	—	(9,961)
Interest paid, net of interest received	92	(97,613)	(1,725)	8,088	—	(91,158)
Operating assets and liabilities	10,552	27,311	(21,475)	100,847	(8,388)	108,847
Net cash (used in) generated from operating activities	1,454	17,166	59,788	76,613	(46,765)	108,256
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	—	—	—	(347,267)	—	(347,267)
Cash payments related to property and other equipment	—	(1,929)	(76)	(67,940)	—	(69,945)
Net proceeds from disposal of assets	—	4,500	—	—	—	4,500
Return of capital to shareholder	5,000	40,566	—	—	(45,566)	—
Net cash (used in) generated from investing activities	5,000	43,137	(76)	(415,207)	(45,566)	(412,712)

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the six months ended June 30, 2025 — (Continued)

(in thousands of dollars)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Cash flows (used in) generated from financing activities
Proceeds from indebtedness	—	—	—	340,000	—	340,000
Repayment of indebtedness	—	(4,501)	—	—	—	(4,501)
Payments of principal on lease liabilities	—	(738)	(289)	(525)	—	(1,552)
Satellite performance incentive payments	—	—	(1,204)	—	—	(1,204)
Tax withholdings on settlement of restricted and performance share units	—	(7,428)	(491)	(406)	—	(8,325)
Return of capital to shareholder	—	(5,000)	(40,566)	—	45,566	—
Dividends paid	—	(8,381)	(38,384)	—	46,765	—
Net cash (used in) generated from financing activities	—	(26,048)	(80,934)	339,069	92,331	324,418
Effect of changes in exchange rate on cash and cash equivalent	(378)	(5,691)	(1,413)	(17,158)	—	(24,640)
Changes in cash and cash equivalents	6,076	28,564	(22,635)	(16,683)	—	(4,678)
Cash and cash equivalents, beginning of period	5,893	150,425	59,066	336,680	—	552,064
Cash and cash equivalents, end of period	$11,969	$178,989	$36,431	$319,997	$—	$547,386

CURRENT SHARE INFORMATION

The number of shares and stated value of the outstanding Class A common shares and Class B variable voting shares (“Telesat Public Shares”), and Class C fully voting shares and Class C limited voting shares (together, the “Class C shares”) as at June 30, 2026, were as follows:

(in thousands of $, except number of units)	Number of shares	Stated value
Telesat Public Shares	15,106,517	$80,846
Class C shares	112,841	6,340
	15,219,358	$87,186

The breakdown of the number of Telesat Public Shares, as at June 30, 2026, was as follows:

Telesat Public Shares
Class A Common shares	5,558,919
Class B Variable Voting shares	9,547,598
Total Telesat Public Shares	15,106,517

The split between the Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company as at June 30, 2026.

In addition, we have one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at June 30, 2026.

The number of outstanding stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) issued under our Omnibus Plan and Historic Plan as at June 30, 2026 were as follows:

	Historic Plan	Omnibus Plan
Stock Options	49,526	648,791
RSUs with time criteria	—	446,789
PSUs with time and performance criteria	—	405,527
DSUs	—	247,326
	49,526	1,748,433

Each of the foregoing securities can be settled or exercised, as applicable, for Telesat Public Shares.

During the six months ended June 30, 2026, 50,368 stock options were exercised in exchange for an equal number of Telesat Public Shares.

During the six months ended June 30, 2026, 406,558 RSUs were settled for 209,387 Telesat Public Shares, on a net settlement basis.

During the six months ended June 30, 2026, 224,822 PSUs were settled for 113,880 Telesat Public Shares, on a net settlement basis.

During the six months ended June 30, 2026, 462 DSUs were settled for an equal number of Telesat Public Shares.

During the six months ended June 30, 2026, 1,638 Telesat Public Shares were issued in exchange for an equal number of Limited Partnership units (“LP Units”) in Telesat Partnership LP (the “Partnership”).

The number and stated value of the outstanding limited partnership units issued by the Partnership as at June 30, 2026, were as follows:

(in thousands of $, except number of units)	Number of units	Stated value
Class A and Class B LP Units	18,059,646	$49,424
Class C LP Units	18,098,362	38,893
	36,158,008	$88,317

On consolidation into Telesat Corporation, the stated value of the LP Units is included in non-controlling interest.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 4 of our audited consolidated financial statements for the year ended December 31, 2025.

Critical judgments in applying accounting policies

Telesat GEO liquidity considerations

The ability and likelihood of Telesat GEO, a subsidiary consolidated by Telesat Corporation, to refinance its debt obligations at maturity that fall due within 12 months of the balance sheet date requires management judgment.

The Company has approximately $383.2 million of cash and cash equivalent of which $160.8 million is held within Telesat GEO as at June 30, 2026. The Company and Telesat GEO expect to generate sufficient cash flow to meet the requirements of their respective ongoing operations and debt servicing costs for the reasonably foreseeable future, including at least the one-year period following the date of these financial statements. However, the Company’s consolidated cash flows and cash resources alone, which includes those of Telesat GEO, are not expected to be sufficient to meet Telesat GEO’s debt maturity obligations in December 2026.

ACCOUNTING STANDARDS

Future Changes in Accounting Policies

The IASB periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to us are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

IFRS 18, Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures in Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and give investors a better basis for analyzing and comparing companies.

IFRS 18 introduces three new sets of requirements:

1)      Improved comparability in the statement of profit or loss (income statement) which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the income statement, provide new defined subtotals, including operating profit.

2)      Enhanced transparency of management-defined performance measures which would require companies to disclose explanations of those company specific measures that are related to the income statement.

3)      More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

We are currently evaluating the impact of this new standard.

Item 3.       Quantitative and Qualitative Disclosures About Market Risk

See Item. 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

Item 4.       Internal Control Over Financial Reporting

Evaluation of Disclosure Controls and Procedures

“Disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management in a timely manner. As of June 30, 2026, Telesat Corporation conducted an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Other than the material weakness described below, Telesat’s Chief Executive Officer and Chief Financial Officer concluded that Telesat Corporation’s disclosure controls and procedures were effective as of June 30, 2026 to provide reasonable assurance that information required to be disclosed by it in the reports it files or submits under the Exchange Act and Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Identification of Material Weakness

As at December 31, 2025, management identified a material weakness in our internal control over financial reporting related to the classification of the balance sheet between current and non-current. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Material Weakness

Specifically, management identified a deficiency in the design and operating effectiveness of a control intended to review and approve the financial reporting implications of significant technical accounting and disclosure matters, and specifically the classification of the balance sheet between current and non-current. As a result, the control did not operate effectively during the period.

This deficiency resulted in the misclassification of a derivative liability relating to Telesat Lightspeed Financing Warrants that will become exercisable in November 2026 as long-term liabilities, instead of current liabilities, on the balance sheet. The deficiency did not impact the measurement of the underlying liabilities and did not affect net income, cash flows, or compliance with key covenant ratios. Management corrected the misclassification between current and non-current derivative liabilities prior to the issuance of the Annual Report.

Remediation Plan and Status

Management is committed to maintaining a strong internal control environment and is actively implementing a remediation plan to address this material weakness, including:

•        Centralized repository documenting the nature of each matter, supporting analyses, status updates, and assigned ownership that will be subject to quarterly review for completeness and appropriateness of the conclusions reached.

•        Designate qualified personnel, responsibility for review and monitoring of significant accounting matters, including during periods of employee absence or transition.

Progress During the Quarter

As of June 30, 2026, the Company has made progress in remediating this weakness by completing the centralized repository documenting the nature of each matter, supporting analyses, status updates, and performing a review for completeness and assigning qualified personnel to perform the review. We believe these actions will address the material weakness. However, the controls will require sufficient testing to determine if they are designed and operating effectively. We expect to fully remediate this weakness by December 31, 2026.

Changes in Internal Control over Financial Reporting

Except for the enhancements to controls to address the material weakness, there have been no changes in Telesat Corporation’s internal control over financial reporting for the interim period ending June 30, 2026, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1.       Legal Proceedings

We discuss certain legal proceedings in Telesat Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the filing of that report.

Item 1A.    Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 17, 2026. In addition to the risks described therein, the following risk factor should be considered together with the other information contained in this Quarterly Report.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Repayment Obligations Under The ESCP-P Contract Could Materially Adversely Affect Our Liquidity and Financial Condition

We have received, or expect to receive, substantial payments in advance of the delivery of the related services under the Enhanced Satellite Communications Project — Polar (ESCP-P) Mil-Ka SATCOM As-a-Service (“ESCP-P Contract”).

The ESCP-P Contract permits the government customer to terminate the agreement, in whole or in part, prior to its scheduled expiry if specified material breaches or other enumerated events of default occur and are not cured within applicable cure periods. Upon any such termination, we may be required to repay or refund all or a substantial portion of amounts previously received. Such repayment obligations could become due within a relatively short period following termination of the agreement.

The amount of any required repayment could be significant relative to our cash resources and available sources of liquidity at the time such obligation arises, and we may not have sufficient cash on hand or available borrowing capacity under our existing financing arrangements to satisfy such obligations when due. Accordingly, we may be required to obtain additional financing on unfavourable terms, delay, reduce or forego planned expenditures (including expenditures relating to Telesat Lightspeed), dispose of assets or pursue other liquidity-enhancing measures.

Any repayment obligation of this nature, or any inability to satisfy such an obligation when due, could materially and adversely affect our liquidity, financial condition, results of operations and ability to execute our business plan. Insurance coverage for such risks relating to the ESCP-P Contract may be unavailable, unavailable in sufficient amounts, or subject to significant limitations, exclusions or other coverage restrictions. As a result, we may bear all or a significant portion of such repayment obligations directly.

Item 2.       Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.       Defaults Upon Senior Securities

None.

Item 4.       Reserved

Item 5.       Other Information

On July 9, 2026, Ralph (Cody) Kittle, Founder and CEO of RenWave Kore, was appointed to the Board of Directors of Telesat Corporation, succeeding Michael Targoff, a previous MHR Fund Management LLC nominee.

On May 25, 2026, Stefano Taucer joined Telesat as Vice-President, General Counsel and Secretary, replacing Christopher DiFrancesco, who retired effective June 30, 2026.

Item 6.       Exhibits

None.